U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

AMENDMENT 3 TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

Red Reef Laboratories International, Inc.
(Name of small business issuer in its Charter)

Florida	75-3086416
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

450 Fairway Drive, #103
Deerfield Beach, FL  33441
(Address of principal executive offices)

954-725-9475
(Issuer's telephone number, including area code)

Copies to:
Greentree Financial Group, Inc.
7951 SW 6th ST Suite 216
Plantation, FL  33324
(954) 424-2345 Tel
(954) 424-2230 Fax

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None	N/A

  Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Red Reef Laboratories International, Inc. (the "Company," “we”, “our”, “RRLB”) is a highly specialized company focusing on providing superior surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment.

We were founded to develop, manufacture, distribute and sell surface disinfectants, which are inherently non-toxic, posing no hazard to people who use them and which are environmentally friendly, decomposing into harmless naturally occurring organic molecules. In 2003, the United States Marine Corps authorized and funded the testing of one of our proprietary formulations against weaponized Anthrax on two occasions at separate government laboratory facilities. Each test indicated our formula achieved a 99.999999% kill rate in less than thirty minutes. To this end, we have developed several products that have been registered with the Environmental Protection Agency (EPA) as well as proprietary formulas used for odor and stain removal caused by mold, mildew and algae.  The company also performs the service of mold remediation in South Florida employing the use of the chemicals during the remediation process. The company is in the process of applying for import and distribution clearance in China for its BioClear FF product used in the cleaning and sanitizing of surfaces and equipment found on poultry farms. The company is investigating ways to expand distribution of TKO, one of its leading products currently being sold to the hospitality industry in Southeast Florida. Research and development work for specially formulated products for use in cleaning and sanitizing automobile interiors is underway.

INTRODUCTION

Health risks linked to mold exposure and its resultant toxins are driving an enormous industry of testing, identification, remediation, and repair of infected buildings. There currently exists a huge backlog of demand for effective solutions to this mold "crisis" that is forecasted to continue unabated for years to come. The Red Reef BioClear System focuses on water intrusion and the resultant damage to building structures, including single-family residential, multi-unit residential, commercial, retail, hotel, office, industrial, institutional, and healthcare facilities. Clients will either pay for our services directly, or through settled insurance claims. Direct pay clients will be building owners and managers. Insurance clients will be attorneys, adjusters and their superiors.

Most data available describing the mold remediation industry is almost exclusively supplied by the insurance industry, and does not document activity by segments (i.e. residential, commercial, industrial, and institutional). The industry trade associations provide little credible guidance other than to promote their owners' agendas. Though accurate data about total dollars and share of the mold remediation market is scarce, we can provide substantial anecdotal evidence and information from various sources, as well as examples of activities, which will impact the market and contribute to its continued growth.

OBJECTIVES

The objective of RRLB is to become the premier company for mold remediation in Florida and beyond.  We will utilize a unique "streamlined" decontamination process enabled by new state-of-the-art mold-killing products that create exceptional profit potential. Our streamlined, step-by-step, decontamination process concentrates on identifying the contamination problem and having moisture intrusion problems corrected which have principally caused the mold infestation to take hold. Once the problem is identified and corrected, our approach and process is to eradicate the mold infestation through application of several chemical means (fogging and spraying of effective specially developed chemical solutions) as opposed to physical (structural removal) means. This results in a drastic minimization of the deconstruction/reconstruction effort, thereby saving time, labor and material costs needed to perform the mold remediation, which in turn leads to greater profit potential. Our products allow for applications in areas such as animal husbandry, hospitality, medical and nursing home facilities, and in any area where the proliferation of bacteria, virus and fungi pose threats to the inhabitants of these facilities. Leveraging our exclusive proprietary technology to these products, we will develop additional applications in other industries creating new revenue opportunities, such as specially formulated products for use in cleaning and sanitizing automobile interiors. We intend to use infusions of capital and/or debt to launch operations, secure or develop exclusive synergetic product rights, establish a market position, and achieve significant financial goals.

PRODUCTS

Our family of proprietary products, specifically designed to control and eliminate the presence and growth of mold and mildew on all surfaces, significantly changes for all time the way we address the presence of mold spores. Our aqueous surfactant may be applied by spraying, misting wiping or soaking. In the process of decontamination, the use of Red Reef products, in most cases, eliminates the need for tearing down walls or removing and encapsulating mold-bearing materials. As long as the building materials are not compromised to the extent that they are no longer serviceable, the mere presence of mold or mildew does not necessitate their replacement. Red Reef technology will, in all cases, destroy the spores’ protective shells and expose and kill the germ within. This is accomplished in most cases with little or no scrubbing. Of course, there are different products for hard surfaces, carpeting, drapes and all soft material and of significant importance, HVAC systems. A typical building envelope, commercial or residential, normally evacuated under current practices for the removal and encapsulation of mold and mildew, can be completely remediated in hours rather than days or weeks and may safely be occupied immediately upon completion. One very important reason this is so is because Red Reef products are environmentally safe and human friendly. Only our hard surface cleaner, TKO, requires special handling, but is quickly neutralized once it has accomplished its task.

Our hard surface decontaminant contains 5% Sodium Hypochlorite (the same ingredient found in common household bleach products) in a unique, proprietary surfactant blend. All other products in our library are non-toxic, non-corrosive, environmentally benign and human friendly and are formulated with the same proprietary surfactant blend.

One of RRLB’s lead products is EPA registered as a multipurpose, broad-spectrum antimicrobial and biocide.  The formulais based on non-ionic surface active agents; benzalkonium chlorides that are field-tested as fast-acting germicides, algaecides, fungicides, and even in medical applications as a disinfecting wound irrigant and antiseptic.

This formula comprises of a blend of proprietary components which provides an advanced sanitizing, disinfecting, deodorizing and cleaning tool for general use in demanding decontamination applications, for healthier environments in homes, hospitals, nursing homes, schools, food processing plants and other facilities where controlling biological hazards is of prime importance.

EPA APPROVED PRODUCTS

Advanced Mold Remediation Products

Red Reef’s Protocol for mold remediation enables simplified and truly effective maintenance. Any site where mold of any description is present can be restored without tearing down of walls or dissecting A/C ducts. The active products can be applied by misting into ducts, wall cavities and rooms and are harmless to the integrity of exposed surfaces. The same delivery system tested by the US Marines and found effective against live and weaponized anthrax spores has been commercialized and destroys mold and fungal spores in homes and commercial buildings, providing healthier living environments.

BioClear® TKO is registered to us and is produced by us at our facility in Deerfield Beach, Florida.  We maintain a small inventory of BioClear® TKO at our facility for sale to the Seminole Hard Rock Hotel and Casino in Hollywood, Florida, which purchases the product on a regular basis throughout the year.

Our three other EPA approved products are licensed from Stepan Company in Northfield, Illinois (see Exhibit 10.12).  We do not pay a fee to license these products from Stepan but must certify to them that we comply with the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) regulations as they apply to the quality control, record keeping, labeling, distribution, and sale of each product.  In addition, all of our initial product labels must be approved by Stepan prior to use by us. (See Government Regulation Issues on page 12 for a more detailed explanation of FIFRA.)

The three products licensed from Stepan are produced by GLH Chemical in Bethlehem, Georgia on a per order basis when we receive an order from a customer.  We do not have a contract with GLH Chemical to blend our products; GLH is paid on a per order basis.

BioClear® TKO Heavy Duty Cleaner for Mold – Mildew – Algae

(Healthy Solutions 6000)

Mold, Mildew and Algae odor and stain remover

BioClear® TKO, which contains our proprietary blend of surfactants, acts by eradicating mold and algae growth to the roots. In doing so, it significantly delays re-growth of mold and algae on affected and vulnerable areas.

As a professional bioactive remedy, BioClear® TKO is categorized as a Dangerous Good (Corrosive 8), with bleach (Sodium Hypochlorite) as one of the active components. It must be handled carefully in its concentrated form. However, as soon as it is diluted 1:1 with water, it becomes harmless to the environment.

BioClear® TKO has been designed for indoor and outdoor use.

It has been carefully tested and successfully used on the following areas:

·         Concrete areas, including driveways
·         Terracotta tiles and roof tiles.
·         Sandstone surfaces.
·         Residential and public bathrooms and washrooms.
·         Outside walls (including painted walls).
·         Residential house remediation.
·         Building framework anti-mold treatment.
·         Wallboards.
·         Ceilings.
·         Basements
·         Canvas, including tents, sails, and patio umbrellas

BioClear®2000 Advanced Detergent/Disinfectant*

A surface disinfecting product designed specifically as a general cleaner and disinfectant for use in food service establishments, transportation terminals, office buildings and manufacturing facilities.

The unique delivery system of BioClear®2000 has the ability to eliminate biological contamination (including offensive or foul odors) without destroying or corrupting the contact surfaces and materials it resides on. BioClear®2000 kills harmful biological matter on contact.

The BioClear®2000 technology allows for retention and restoration of most contaminated sites, without a "removal and replacement" strategy other decontamination technologies suggest as a remedy to a contaminated area.

BioClear®2000 is versatile - it can be wet fogged, sprayed, mopped, sponged or wiped on any surface or fabric. BioClear®2000 will decontaminate an area without danger to the technician applying the product, and to the environment or any surface, it comes in contact with, including delicate fabrics, metals or electronics.

In fact, wet fogging is highly recommended when addressing contaminated rooms, wall cavities, or hard to reach places, something a corrosive product can never be applied to.

BioClear®2000 is a sensible, environmentally friendly, responsible and effective solution to a great number of biological contaminations.

Cleaning and Disinfecting Products

BioClear® FF Poultry and Swine Premise Disinfectant Cleaner*

A phosphate free formulation designed to provide effective cleaning, deodorizing, and disinfection specifically for food processing plants, hog farms, poultry and turkey farms and egg processing plants, meat/poultry processing plants, meat/poultry producing establishments, veterinary clinics, animal life science laboratories, kennels, breeding and grooming establishments, pet animal quarters, zoos, pet shops, tack shops and other animal care facilities.

BioClear® MD Hospital Disinfectant/Cleaner*

Designed specifically as a general non-acid cleaner and disinfectant for use in homes, hospitals, nursing homes, patient rooms, operating rooms, and ICU areas where housekeeping is of prime importance in controlling the hazard of cross contamination.

* This product is licensed from and manufactured by a third-party supplier and does not contain RRLB's own proprietary blend of surfactants.

PRODUCTS CURRENTLY IN DEVELOPMENT

BioClear One features our core technology, our proprietary blend of surfactants, which is also a key component of the formula tested by two separate U.S. government laboratory facilities against weaponized anthrax with results of a 99.999999% kill rate in less than thirty minutes. Based on these successful test results, we believe that BioClear One is far superior to competitors’ products, including the BioClear®2000 Red Reef now markets. Similarly, it contains components that provide an advanced sanitizing, disinfecting, deodorizing and cleaning tool for general use in demanding decontamination applications. BioClear One is a safer, highly effective, easily applied product for a healthier environment in homes, hospitals, nursing homes, schools, food processing plants and other facilities where controlling biological hazards and cross-contamination is of prime importance; in addition to eliminating, not masking odors. What sets us apart is our ability to break surface tension on contact, spread and seek moisture, accomplishing any mission quickly and thoroughly. This activity allows us to use smaller concentrations of active ingredients without compromising effectiveness; hence, environment and human friendly.

When formulated as an “all in one” disinfectant, detergent, deodorizer, mildewstat, fungicide, sanitizer and virucide, it may be packaged and tailored for specific applications. Our goal is to produce a final product that will prove to be highly effective against a great number of harmful bacteria.

Red Reef Silver Bullet Technology® for Bio-Defense

A specifically designed bio-defense variation is Red Reef Silver Bullet Technology® using the same proprietary blend of surfactants and specific optimized active components that have been proven to be effective in killing hard to kill bacterial spores. In two separate military-sponsored and funded tests, Red Reef Silver Bullet Technology® achieved a 99.999999% kill rate against biological Anthrax surrogates and two strains of weaponized bacterium Anthrax in less than 30 minutes. It is easier and safer to use than known competitive products. The competitive product (Chlorine Dioxide Gas), most commonly used, requires 12 hours to achieve a similar result, yet is toxic and corrosive. Silver Bullet Technology® has broad military and homeland defense bio-defense applications.

The uniqueness of our technology is the combination of active bacteria-killing components with “accelerator” factors, resulting in maximum sterilization and decontamination in the shortest period of time, using highly diluted, hence safer formulas.

SB4 Pet Habitat, for use in veterinary offices or hospitals, can be used to deodorize and clean public areas, waiting rooms, restrooms and other shared spaces. In addition, it can be used to clean pet and animal cages, feeding areas, dog runs and examination and operating rooms.

The Company has recently formulated a line of veterinarian products for horses to be marketed under the trade name Sound Equine. These independentfield-tested, highly effective formulas are designed to eliminate fungal infections commonly affecting horses’ shanks and hooves. Further tests are required.

PRODUCT PRODUCTION

We currently produce most of our products in-house. We also have a principal contract manufacturer, GLH Chemical in Bethlehem, Georgia, to help in manufacturing of our products, in the event we could not produce anticipated future needs.  In addition, other production facilities are available, if needed, to meet any demand for production. We believe sufficient quantities of raw materials for our products are readily available on the market such that production would not be unreasonably delayed, although we do not have any contracts for production of these raw materials.  We use the following companies as our principal suppliers of raw materials:

·         Acti-Chem Specialties, Inc., Trumbull, Connecticut
·         Andri Chemical of America, Inc., Hollywood, Florida
·         Win Manuco Ltd., BurlingtonOntario, Canada

SERVICES

Remediation

Our main office in Deerfield Beach, Florida provides the service of mold remediation.  The company has sold products to remediators outside of Florida for their use in mold remediation services.

Our exclusive, innovative anti-microbial product line enables a remediation protocol that is easily executed, cost effective and environmentally safe.  Ideally, it addresses the entire building and all its components.

Red Reef BioClear Remediation Procedures

1.  Identify and repair source of water intrusion

2. Confirm site is dry and ready to accept application

3. Decontaminate all occupied areas by wet fogging

4. Kill and clean visible mold by directly spraying and wiping

5. Kill non-visible mold (i.e. behind walls) by fogging

6. Air scrub entire house or building area by wet fogging

7. Arrange for Third Party Air Quality Specialist Clearance

8. Provide recommendation for repair and reconstruction in follow-up report

This unique state of the art process eliminates the need for time-consuming and costly containment barriers, negative-air machines, demolition, contaminated bagging & removal, off-site decontamination and disposal, and major reconstruction.  We can save thousands of dollars in client relocation costs and lost production expenses as well.  By consistently executing and our proven procedures from start to finish, we provide the highest quality and most effective remediation in the industry; and at a substantially lower cost.

SIGNIFICANT CUSTOMERS

Generally, we are not dependent on one or few major customers, as most of our revenue is generated by our mold remediation services.  The majority of the mold remediation business comes through referrals and limited advertising, not through repeat customers. However, for the nine months ended June 30, 2007, one major customer, Benchmark China Ltd., who paid us $440,000 as a one-time fee for a licensing agreement, generated 98% of our revenues. The $440,000 in revenues from Benchmark Chinaconsisted of a $300,000 initial non-refundable fee and a $140,000 one-time fee for a licensing agreement for the right of first refusal to market and distribute all other BioClear products. Our agreement with Benchmark China, entered into on October 30, 2006, is for a period of ten years and gives them exclusive rights to market and distribute BioClear® FFin China and the Far East, excluding Japan and South Korea. We will receive 50% of fees paid for all assignments of rights to third parties and 10% of gross sales from all sources, regardless of price, payable quarterly.  The loss of this major customer would have a negative impact on the future operations of our company.

DISTRIBUTION

We market our products using both current management personnel and outside independent sales and marketing companies.  We currently have sales and marketing arrangements in place with the following organizations:

Guangzhou Benchmark Consultant Services Limited – On March 9, 2007, we executed an Agency Contract with Benchmark, in which they agreed to be our agent in China to sell our products in Asia.  Benchmark will assist us with establishing an office in Guangzhou, China and obtaining the permits and licenses necessary to sell and distribute our products in the Chinese market.  In return for Benchmark's services, we agreed to pay them $9,000 to cover fees associated with obtaining sales permits and licenses and a service fee of $6,000 per month for the first six months of the contract.  After the initial six-month period, Benchmark will receive a 5% commission on wholesale revenue as a management fee.  Our contract with Benchmark is for a term of five years and expires on March 8, 2012.  A copy of our Agency Contract with Benchmark is attached as an exhibit to this filing.

Jennifer Fox and James V. Magrino – We entered into a Direct Marketing and Sales Agreement with Jennifer Fox and James V. Magrino on March 28, 2007.  Under the terms of the Agreement, Fox and Magrino have agreed to act as independent sales representatives to sell and promote our products and services in New York and New Jersey.  Upon execution of the four-year contract with Fox and Magrino, they received a signing bonus of 5,000,000 shares (2,500,000 shares each) of our restricted stock.  For each signed contract for the performance of our services, we agreed to pay Fox and Magrino a commission as follows:  (a) 3% of contract billing during the first year; (b) 2% of contract billing during the second year; and (c) 1% of contract billing during the third year, and for any year thereafter.

We currently sell BioClear® TKO directly to the end user.  Our end users are commercial customers, such as hotels, resorts and mold remediators, who use our products in services they provide to their own customers.  We get most of our new customers through direct solicitation by us or by word of mouth from other customers.  However, some customers have found us through our website and yellow page ads placed locally in Broward and Palm Beach counties in Florida.

We expect the growth in sales of all of our products to come primarily from marketing and distribution by others, such as independent manufacturer’s representatives and accessing existing distribution and fulfillment systems.  As we identify new markets, we intend to seek representatives in those markets to offer our products for specific applications such as hospitality, health care and animal husbandry.

Our goal is to continue to expand our product lines with other proprietary products that will be distributed directly to other businesses such as veterinary and animal husbandry facilities, medical facilities, HVAC and other commercial cleaning services, as well as local government organizations such as municipalities for the maintenance of public spaces and schools. We also anticipate sales of new products to end users through e-commerce and distribution by wholesalers to retail outlets, which will generate new revenue in future years.

In addition, we continue to pursue strategic alliances with other corporations that have existing distribution networks. Our goal for these alliances is to create immediate distribution and fulfillment avenues for our products, while focusing on our capital resources.

Services are currently being provided utilizing our proprietary formulas in the area of mold remediation. Red Reef will continue to develop business and awareness for the BioClear Brand. We will continue to develop business locally and gradually expanding the local presence to reach adjoining territories. We acquired real estate in Napoleonville, Louisiana for several reasons; as a launching site for our remediation business, we feel the region presents challenges in restoration and remediation since Katrina that we are able to address competitively, affording an opportunity for immediate recognition and growth. It is Red Reef’s intention to create a one stop emergency restoration and remediation company able to offer superior service in all areas of restoration. Napoleonville is strategically located midway between New Orleans and Baton Rouge, ideal for the remediation industry as well as future development of the land. The site consists of 70 plus acres of land and buildings.

ACQUISITION OF ENVIRONMENTALLY DISTRESSED PROPERTIES

Red Reef entered into a Joint Venture with JDM Capital Corporation in New York City on or about January 23, 2007. Both Red Reef and JDM Capital became members of the new joint venture entity, JDM Reef Capital Management, LLC, which was formed as a Delaware limited liability company.  Each member of JDM Reef Capital received a 50% interest in the company, consisting of 50 units, in exchange for an initial cash capital contribution of $50.

JDM Reef Capital will seek out environmentally distressed properties and evaluate the scope of remediation and restoration required to restore maximum value to the property. JDM Reef Capital Funding, LLC, independently owned by JDM Capital Corporation and its associates, will then arrange the funding for purchase and restoration of the property. Red Reef will perform the remediation and restoration, using Red Reef products and protocols, and once restoration is complete, the property will be offered for sale at full value. JDM Capital Corporation is an unrelated full-service real estate investment, asset management, and special servicing company headquartered in New York City. A copy of our joint venture agreement with JDM is attached as an exhibit to this filing.

ACQUISITION OF ASSETS AND LIABILITIES OF ALTFUELS CORPORATION

During the quarter ended December 31, 2006, we acquired the assets and assumed the liabilities of Altfuels Corporation and its related organization L‑1011, which included 80 acres in Napoleonville, Louisiana. We made this acquisition primarily to acquire the 80-acre site in Napoleonville as a launching site for our regional remediation business and for possible resale.  However, we subsequently decided to develop the property as a medical research facility.  We feel Louisiana and Mississippi present challenges in restoration and remediation, since Katrina and Rita, that we are able to address competitively, affording an opportunity for immediate recognition and growth. It is the our intention to create a mobile, one-stop emergency restoration and remediation company, able to offer superior service in all areas of restoration for the region, including neighboring states.

The aggregate purchase was $400,195, the amount of the assumed liabilities of the L-1011 Corporation, which were in default at the time of the acquisition, for which judgments exist.

The value was determined by appraisal and written down to the amount of liabilities assumed.  We are currently attempting to refinance the debt and remove the judgments.

COMPETITIVE BUSINESS CONDITIONS

The healthy environment cleaning and sanitizing markets are dominated by larger and better‑financed companies with established distribution.  However, we believe that we can compete in the healthy environment products and services industry by supplementing our current mold remediation services with other environmental remediation and restoration services and expanding our service range throughout Florida, the GulfCoast and into other southeastern states.

We believe our unique approach at the way we deliver our chosen disinfecting agents at targeted bacteria, virus and fungi will help to give us a competitive edge over other companies in the same field.  Most competitive products use harsh chemicals that can kill bacteria, viruses and fungi ON CONTACT only. Our family of products utilize the concerted effort of reducing surface tension to easily penetrate and kill the targeted organisms but also to spread themselves through and into an infested area, thereby actively seeking out the location where spores of bacteria and fungi are growing and reproducing, thus eliminating the known ill-effects of potentially dangerous allergens and toxins. In addition, we will continue to increase the “green” components of our products, making them even more suitable for providing a healthy environment for humans and animals alike.

RRLB plans to enhance its competitive edge by combining innovative ideas for novel and superior products and formulations in the general field of healthy environments and quality of life. Unique, scientifically sound products designed by Red Reef Laboratories open attractive market niches that large and well-established companies neglect in spite of their obvious market dominance.  We are one of the few companies in this area of business that can make claim to having a surface decontaminant tested by the U.S. government against two strains of weaponized Anthrax with significant positive results. This same core technology used in the formula tested by the government is applied in our commercial products. Since, biological threats such as mold, mildew and fungi are generally much easier to eradicate than a bacterial spore such as Anthrax, our specially developed and proprietary products will have a competitive and superior edge to other products on the market.

The conservative approach for mold remediation for instance, continues to follow the guidelines set forth in protocols for asbestos removal. This practice involves the removal, encapsulation and replacement of building materials where toxic mold is evident. Red Reef BioClear protocol in this application is far more advanced and calls for the removal and replacement of building materials only when the materials are compromised by water or rot. After removal of apparent mold with BioClear products, wood structures, dry walls, and in many instances even carpeting are restored to serviceable condition. Red Reef BioClear protocol is far more economical, faster and more efficient than most competitors’ methods of tearing out and replacing building materials as the method prescribed and approved by most States. These competitors have a temporary advantage over a new and more sophisticated protocol since they are also well established as catastrophe water intrusion, fire and smoke remediators and are often licensed building contractors; the status quo feeds directly into their profit centers. The fact remains that no other protocol for toxic mold removal proves to be as cost effective, easy to apply, or provides healthy indoor air quality with minimal intrusion.

The obstacles we face in mold remediation exist in the specific markets in which we intend to increase our market share with our innovative and superior technology. Large, well-established financially strong companies dominate the product fields for animal husbandry, special veterinary applications, bio-defense in military and homeland defense applications, hospital and nursing home contamination problems, and for specific skin care and cosmetics; however, we have extrapolated our extremely positive field and test results with our scientifically formulated advanced products in these very fields and have identified a significant and realistic potential for us to expand in these multi-billion dollar markets. Red Reef will rely on advertising, public relations and market requirements to create and capitalize on market awareness, exploit identified niche markets and concentrate on those areas that indicate acceptance and approval and whenever possible fill vacuums that exist.

INTELLECTUAL PROPERTY

In the industry in which we are active there is no requirement to obtain EPA registration to allow for the sale of general commercial and household cleaning products. However, EPA registration is required for products with specific claims on the product label of effectiveness against particular organisms. EPA registration signifies that an extensive data set has been submitted for review and approval and the EPA has approved the detailed label language.

Trademarks

BioClear:  Environmental remediation, namely cleaning and disposal of mold from commercial buildings, homes and educational facilities and construction and repair of commercial buildings, homes and educational facilities in International Class 037.

Silver Bullet:  Preparations for decontamination of chemical agents, biological agents and industrial chemicals. International Class 001.

EPA Registration

Healthy Solutions 6000 EPA Reg. No. 80434-1.

A Mold, Mildew and Algae Chlorinated Cleaner and Sanitizer for Hard Surfaces. Also for Water Treatment.

BioClear 2000  EPA Reg. No. 1839-81-80434*

Advanced Detergent/Disinfectant/Cleaner/Mildewstat (on hard inanimate surfaces) /Fungicide(against pathogenic fungi)/Deodorizer/Disinfectant/Virucide.

BioClear FF Poultry and Swine Premise Disinfectant Cleaner EPA REG. NO. 1839-166-80434*

A phosphate free formulation designed to provide effective cleaning, deodorizing, and disinfection specifically for food processing plant, hog farms, poultry and turkey farms and egg processing plants, meat/poultry processing plants, meat/poultry producing establishments, veterinary clinics, animal life science laboratories, kennels, breeding and grooming establishments, pet animal quarters, zoos, pet shops, tack shops and other animal care facilities.

BioClear® MD Hospital Disinfectant/Cleaner EPA REG. NO. 1839-83-80434*

Designed specifically as a general non-acid cleaner and disinfectant for use in homes, hospitals, nursing homes, patient rooms, operating rooms, and ICU areas where housekeeping is of prime importance in controlling the hazard of cross contamination.

* This product is registered by and licensed from Stepan Company.  We have a Licensing Agreement with Stepan to distribute and sell the product under our own brand name.  No licensing fee or other consideration was paid to Stepan to grant us the EPA subregistration for the product.

GOVERNMENT REGULATION ISSUES

Companies who develop products to control pests are subject to regulation under Federal Laws. The products that are manufactured and sold by Red Reef specifically come under the authority of the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). FIFRA requires that before any person in any state or foreign country can sell or distribute any pesticide in the United States, they must obtain a registration from the U. S. Environmental Protection Agency (EPA). The term “pesticide,” as defined in FIFRA section 2(u), means any substance or mixture of substances intended for preventing, destroying, repelling, or mitigating any pest, virus, bacteria, or other micro-organism (except viruses, bacteria, or other micro-organism on or in living man or other living animals). Pesticides include fungicides, disinfectants, sanitizers, and germicides. After the registration process and submission of required data, an accepted label is stamped accepted and returned to the registrant for the registered product. Annual Pesticide Maintenance Fees are required for registered products. Anyone who sells/distributes a pesticide (including antimicrobial products such as disinfectants, sanitizers, and germicides) must (a) register that product in every state in which they intend to sell/distribute and (b) pay a registration fee. As of this date, only Alaska does not require a registration fee but does require registration.

In order to “produce”, defined to mean “to manufacture, prepare, propagate, compound, or process any pesticide . . . or to repackage or otherwise change the container of any pesticide . . .” the plant(s) and/or facility must be registered. Upon registration an establishment number is assigned. The label and/or container must bear the registration number as well as the establishment number. Annual reports are required to be submitted to the U.S. EPA indicating the amount produced, repackaged/relabeled for the past year, amount sold/distributed for the past year U.S. and Foreign, and amount to be produced/repackaged/ relabeled for the current year.

Red Reef is registered and has been assigned EPA Establishment No. 80434-FL-1. In addition, our contract manufacturers are registered EPA establishments.

 Regulation under FIFRA would only have a material effect on our business if we were unable to obtain approval from the EPA on registration applications submitted for any new products developed requiring such approval and registration. Otherwise, we do not foresee any substantial changes in government regulations that could adversely affect the production, sale and distribution of our products at this time.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE, AND LOCAL)

The company is not producing any products that are hazardous to the environment and does not foresee any changes in the business line that could adversely affect the environment.  The company does not anticipate any material costs for environmental compliance for its business activities.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

Products that are classified under the Federal Insecticide, Fungicide, Rodenticde Act as "pesticides" require that the manufacturer register each product and its label with the EPA before it can be manufactured for commercial use. At present, the company has finalized two formulations that fall into the "pesticide" category.  These products are production ready but we still have to submit data on six acute toxicity studies known as the EPA's "Six Pack," which include acute oral, acute dermal and acute inhalation toxicity texts, skin and eye irritation tests, and a dermal (skin) sensitization test. In addition to these toxicity studies, tests on the effectiveness of the products on specific organisms are required. After the required data is compiled, a label is created specifying the company’s requested site applications and uses for the product. We would then submit our proposed label, a statement of all claims to be made for the product, directions for its use, a confidential statement of the formula and a description of the tests which provide the basis for our claims to the EPA for their review and ruling.  If the registration application is approved, an accepted label is stamped "accepted" and returned to us for the registered product.

The first is a formula tested on behalf of the USMC against weaponized Anthrax and would be targeted initially as a surface disinfectant useable in animal husbandry applications such as disinfecting facilities and equipment used in livestock production, including poultry farms.

The second formula is a broad-use surface disinfectant that would include use for mold, mildew and fungi surface disinfection, as well as site uses in animal husbandry, veterinarian and medical facilities and certain pieces of equipment, food and non-food surfaces.

Once the company has submitted the data and has a final version label acceptable to the EPA, the products will be available to bring to market for the uses and site applications mentioned.

RESEARCH AND DEVELOPMENT

We spent a total of approximately $3,000 on research and development activities during the last two fiscal years.  All such costs were absorbed by the company and none were borne directly by customers.

EMPLOYEES

The Company currently has three (3) full time employees and one (1) part time employee. The Company has recently hired Nathan Evans as Chief Operating Officer with a start date and compensation to be determined. Mr. Evans has been appointed to the Advisory Board and will assist the company in that capacity until his services are needed full time to expand the remediation business.

RISK FACTORS

There are many factors that affect the Company’s business, operating results and financial conditions, many of which are beyond its control. The following is a description of the most significant factors that might cause the actual results of operations in future periods to differ materially from those currently expected or desired.

The Company’s limited operating history and near absence of revenues makes evaluation of our business and prospects difficult.

We have received a report from our independent auditors on our financial statements for fiscal years ended September 30, 2006 and 2005. The footnotes to our financial statements list factors, including limited revenues since incorporation that raise some doubt about our ability to continue as a going concern. We recorded revenues of $126,575 and $12,224 for the years ended September 30, 2006 and 2005, respectively.

The Company does not expect to pay dividends on our common stock.

It is unlikely any dividends will be paid on the Shares in the near future; and there are no legal requirements or promise made by the Company to declare or pay dividends, and even if profitable, the Company may elect to use the profits for the business in lieu of declaring any dividends.

Natural disasters, including earthquakes, fires and floods, could severely damage or interrupt the Company’s systems and operations and result in an adverse effect on the Company’s business, financial condition or results of operations.

Natural disasters such as fire, flood, earthquake, tornado, power loss, break-in or similar event could severely damage or interrupt the Company’s systems and operations and/or result in temporary or permanent loss of manufacturing capability. Great delays could be experienced; power outages and communication blackouts could occur that would effectively halt, indefinitely, operations or that would cripple the Company at this critical growth stage.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring to bear undue strain on the Company that could derail growth.

We may not be able to sell our products effectively if our management does not have adequate time and resources to conduct our distribution activities. Moreover, as our sales grow, the strain on our management to sell and distribute products may increase. In the event that we decide to retain distributors, we may not be able to establish relationships with distributors. In addition, we may incur additional costs and business delays and interruptions in sourcing distributors.

The revenue sources may take significantly longer to implement than planned. This could exhaust the Company’s revenues and bring operations to a halt.

The market for environmentally friendly sanitizing products is new and evolving. As a result, demand and market acceptance for our products is uncertain. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products do not achieve or sustain market acceptance, our business could be harmed.

Extreme market conditions of high inflation, low inflation, easy access to financing or a tightening of the money supply could hamper the effects of the Company’s advertising, marketing and sales efforts.

The desire for our products is strongly influenced by the condition of the economy, access to credit and the condition of the financial markets.

The Company has substantial near-term capital needs; we may be unable to obtain the additional funding needed to enable us to operate profitably in the future.

We will require additional funding over the next twelve months to develop our business estimated to be equal to $100,000.  Presently, we have only $15,143 worth of liquid assets with which to pay our expenses.  Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that additional capital will be available on favorable terms to us. If adequate funds are not available, we may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms.

In addition, we have no credit facility or other committed sources of capital sufficient to fund our business plan. We may be unable to establish credit arrangements on satisfactory terms. If capital resources are insufficient to meet our future capital requirements, we may have to raise funds to continue development of our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop our operations to become profitable.

If the Company loses the services of its President, our business may be impaired.

Our success is heavily dependent upon the continued and active participation of our president, Dr. Claus Wagner Bartak. The loss of Dr. Bartak’s services could have a severely detrimental effect upon the success and development of our business, inasmuch as he is the only officer with the experience to continue the operations of the company.

The Company does not have any plans to hire additional personnel for at least the next six months, which may cause substantial delays in our operations.

Although we plan to expand our business and operations, we have no plans to hire additional personnel for at least the next six months.  As we expand our business, there will be additional strains on our operations due to increased cost.  In addition, there may be additional demand for our services.  We now only have the services of our president to accomplish our current business and our planned expansion. If our growth outpaces his ability to provide services and we do not hire additional personnel, itmay cause substantial delays in our operations.

 The Company’s lack of an established nation-wide brand name could negatively impact our ability to effectively compete, which could prevent us from acquiring customers and increasing our revenues.

A significant element of our business strategy is to build market share by continuing to promote and establish the “Red Reef BioClear” brand. If we cannot establish our brand identity, we may fail to build the critical mass of customers required to substantially increase our revenues. Promoting and positioning our brand will depend largely on the success of our sales and marketing efforts and our ability to provide a consistent, high quality customer experience. To promote our brand, we expect that we will incur substantial expenses related to advertising and other marketing efforts. If our brand promotion activities fail, our ability to attract new customers and maintain customer relationships will be adversely affected, and, as a result, our financial condition and results of operations will suffer.

As public awareness of the health risks and economic costs of mold contamination grows, we expect competition to increase, which could make it more difficult for us to grow and achieve profitability.

We expect competition to increase as awareness of mold-related problems increases and as we demonstrate the success of mold prevention. A rapid increase in competition could negatively affect our ability to develop new and retain our existing clients and the prices that we can charge. Many of our competitors and potential competitors have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot be sure that we will have the resources or expertise to compete successfully. Compared to us, our competitors may be able to:

•	develop and expand their products and services more quickly;
•	adapt faster to new or emerging technologies and changing customer needs and preferences;
•	take advantage of acquisitions and other opportunities more readily;
•	negotiate more favorable agreements with vendors and customers;
•	devote greater resources to marketing and selling their products or services; and
•	address customer service issues more effectively.

Some of our competitors may also be able to increase their market share by providing customers with additional benefits or by reducing their prices. We cannot be sure that we will be able to match price reductions by our competitors. In addition, our competitors may form strategic relationships to better compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements that could increase our competitors’ ability to serve customers. If our competitors are successful in entering our market, our ability to grow or even sustain our current business could be adversely impacted.

Any failure of our products to fulfill their stated purpose could result in lawsuits for product liability or breach of contract, which could have a material adverse effect on our business.

Although we currently maintain product liability insurance, a successful claim against us in excess of our insurance coverage could have a material adverse effect on our results of operations, financial condition or business.  Even unsuccessful claims would result in expenditure of funds in litigation, as well as diversion of management time and resources.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether because of new information, future events, or otherwise. In addition, the uncertainties include, but are not limited to, competitive conditions involving our markets.

Red Reef Laboratories International, Inc. (“We”/”Us”) was incorporated in the State of Florida on October 1, 2002 as GSC Global, Inc. We filed Articles of Amendment to the Articles of Incorporation on January 10, 2005 changing the corporate name to Red Reef Laboratories International, Inc. Our objective is to become the premier mold remediation company in Florida and beyond.

We will utilize a unique "streamlined" decontamination process enabled by new state-of-the-art mold-killing products that create exceptional profit potential. Leveraging our exclusive proprietary technology to these products, we will look to develop additional applications in other industries creating new revenue opportunities. We intend to use infusions of capital and/or debt to launch operations, secure or develop exclusive synergetic product rights, establish a market position, and achieve significant financial goals.

To inform the reader and provide more decision usefulness herein, the following paragraphs were written describing more of what we do, the services we provide and the products we offer.

Our company has, since inception, focused on providing the means (products) and eventual services for a "healthy environment" for humans and for animal husbandry. Based on an innovative formulation of chemical compounds suitable for our initial product introductions, RRLB has produced a product line for various applications of disinfection, sanitation, decontamination and mold remediation.

Some of our BioClear products are sold to the hospitality industry for cleaning and disinfecting purposes and are used by departments such as general housekeeping and facilities maintenance.

When providing mold remediation services, we also use our BioClear products if cleaning and sanitizing of surfaces is necessary during the process. Although we generally make use of these products only through our in-house mold remediation service; however, at times we will also sell to mold remediation companies outside of our service area.

RESULTS OF OPERATIONS

For the three and nine months ended June 30, 2007 and 2006 (unaudited)

Revenues

Net revenues were $1,703 and $450,900 for the three months and nine months ended June 30, 2007, respectively, compared to net revenues of $-0- and $73,332 for the three months and nine months ended June 30, 2006, respectively. The increase in revenues for the nine month period was attributable to a one-time fee of approximately $440,000 for a licensing agreement, paid to us by our largest customer, Benchmark China Ltd. and to our selling increased surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment.  The $440,000 in revenues from our largest customer consisted of a $300,000 initial non-refundable fee and a $140,000 one-time fee for a licensing agreement for the right of first refusal to market and distribute all other BioClear products.

Income / Loss

We had net (losses) of $(466,639) and $(570,020) for the three months and nine months ended June 30, 2007, respectively, compared to net (losses) of $(547,562) and $(720,897) for the three months and nine months ended June 30, 2006, respectively. The net losses in these periods were primarily due to depreciation expense, which were $16,722 and $3,448 in the nine months ended June 30, 2007 and 2006, respectively. We also had increases in expenses in the 2007 period versus the 2006 period as discussed in the next paragraph

Expenses

Operating expenses for the three months and nine months ended June 30, 2007 were $467,242 and $1,023,599, respectively, compared to operating expenses of $542,029 and $768,293 for the three months and nine months ended June 30, 2006, respectively. Depreciation expense fees as mentioned above and consulting fees expenses of $466,931 and $554,110 for the nine months ended June 30, 2007 and 2006, respectively, were the primary reasons for the changes in the respective periods. We issued $372,500 worth of common shares, comprised of 43,750,000 shares per the footnotes to our financial statements, during the nine months ended June 30, 2007 for services rendered by outside consultants. We issued $500,000 worth of common shares during the nine months ended June 30, 2006 for services rendered by outside consultants.  Our fees for consulting services in 2006, which consisted of legal and administrative services, advice on NASD filings and overall planning, coordination and direction of our research and development activities, were higher because we required more assistance from consultants to complete the process of becoming a publicly traded company.

Cost of Revenue

Cost of revenue primarily includes sales of our products. During the nine months ended June 30, 2007, we had a cost of revenues of $190, or less than one percent of revenues. We had a cost of revenues of $1,093 for the nine months ended June 30, 2006.

Impact of Inflation

We believe that inflation has had a negligible effect on operations during the three-month and nine-month periods ended June 30, 2007 and the comparative periods in the previous period. We believe that we can offset inflationary increases in the cost of revenue by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Net cash flows used in operating activities were $225,594 and $180,775 for the nine months ended June 30, 2007 and 2006, respectively, primarily attributable to a net loss, which were $570,020 and $720,897 for the nine months ended June 30, 2007 and 2006, offset by depreciation expense of $16,722 and $3,448 for the nine months ended June 30, 2007 and 2006, respectively, shares issued for consulting services during the nine months ended June 30, 2007 in the amount of $372,500, and shares issued for director’s compensation in the amount of $5,000 for the nine months ended June 30, 2007.

Net cash flows used in investing activities were $50,742 and $16,689 for the nine months ended June 30, 2007 and 2006, respectively, primarily attributable to a $50,000 expenditure made for an acquisition deposit during the nine months ended June 30, 2007. We also purchased property and equipment in the amounts of $742 and $16,689 during the nine months ended June 30, 2007 and 2006, respectively.

Net cash flows provided by financing activities were $265,757 and $205,227 for the nine months ended June 30, 2007 and 2006, attributable to sales of common stock which generated cash in the amounts of $497,250 and $100,000 during the nine months ended June 30, 2007 and 2006, respectively. We had an increase (decrease) loans and advances from stockholders, net during the nine months ended June 30, 2007 and 2006 in the amounts of $(231,493) and $105,227, respectively.

Overall, we have funded all of our cash needs from October 1, 2006 through June 30, 2007 with proceeds from issuance of our common stock.

On June 30, 2007, we had cash of $4,566 on hand. We do not presently generate sufficient revenue to fund our operations and the planned development of our business.  In order to sustain our current operations and develop our business plan, we will require funds for working capital.

We primarily depend on our mold remediation service operations for our working capital needs. Projected revenues from our mold remediation services are approximately $250,000 for the remainder of 2007.

In addition, our intention is to negotiate product distribution agreements with foreign distributors abroad through our office and agent in Guangzhou, China and complete the approval process allowing the sale of our products in China. All of these activities are intended to generate additional capital.

We may also attempt to raise additional working capital through the sale of equity, debt or a combination of equity and debt.  We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities, our future interest and dividend expenses will increase.

We did raise capital, complete acquisitions, and satisfy obligations recently through the use of our equity.  During the nine months ended June 30, 2007, 34,269,091 shares were issued for $497,250 in cash; 1,200,000 shares were issued to acquire the assets and liabilities of Altfuels Corporation and related organization’s assets and liabilities; 2,406,324 shares were issued to convert $40,000 in debt, including $2,115 in accrued interest; 43,750,000 shares were issued for consulting services; and 1,000,000 shares were issued for Board of Directors compensation.

We estimate we will need $2,000,000 in the next 12 months to fulfill the requirements of our business plan, including completing our acquisition of Certified Environmental Services in the fourth calendar quarter of 2007. Currently, our available and anticipated capital from our business operations would be sufficient to sustain us for eight months but would be insufficient to complete the acquisition of Certified Environmental Services.  We are exploring public and private sector opportunities to finance the acquisition of Certified Environmental Services.

If we are unable to secure additional working capital as needed, our ability to increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

No significant amount of our trade payables has been unpaid within the stated trade term. Other than the following judgment, we are not subject to any unsatisfied liens or settlement obligations. We have $400,195 in judgments payable on property as per our footnotes to the financial statements herein. This property is subject to seizure and sale under Louisiana state law for the non-payment of the Community Bank judgment. No writ of seizure has been issued, nor is any sheriff sale currently set by the Sheriff of Assumption Parish.

For the years ended September 30, 2006 and 2005 (audited)

Net Loss

We had a net loss of $2,132,643 and $596,752, for the years ended September 30, 2006 and 2005, respectively. The net losses in these periods were due primarily to general and administrative expenses, which were $2,208,002 and $608,976 for the years ended September 30, 2006 and 2005, respectively.

Revenue

We recorded revenues of $76,575 and $12,224 for the years ended September 30, 2006 and 2005, respectively. The increase in revenues was attributable to our selling increased surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment. The majority of our revenues, $44,500 and $10,715, for the years ended September 30, 2006 and 2005, respectively, was primarily derived from services performed in the field of mold remediation, as compared to $32,075 and $1,509, respectively, for product sales for the same periods.

Expenses

Operating expenses for the years ended September 30, 2006 and 2005 were $2,208,002 and $608,976, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $800,000 and $245,000 worth of our common shares for services rendered during the years ended September 30, 2006 and 2005, respectively. We recorded $1,200,000 in accrued expenses in our statement of operations for the year ended September 30, 2006 for consulting services, which consisted of legal and administrative services, advice on NASD filings and overall planning, coordination and direction of our research and development activities. Of our total revenues for the year ended September 30, 2006, approximately $32,000 was from the sale of products and our gross profit on the sale of products is approximately 96%.  The rest of our revenues came from providing services.  The majority of revenues for the year ended September 30, 2005 were from mold remediation services.

Liquidity and Capital Resources

Net cash flows used in operating activities were $34,611, $197,810 for the years ended September 30, 2006 and 2005, respectively, primarily attributable to a net loss, which were $2,132,643, and $596,752 for the years ended September 30, 2006 and 2005, offset by the increases in accounts payable in both periods.

Net cash flows from investing activities for the years ending September 30, 2006 and 2005 were $16,689 and $-0-, respectively. There was $16,689 in cash flows used in investing activities for the year ended September 30, 2006 that was used for the purchase of fixed assets.

Net cash flows provided by financing activities were $64,744, $185,250 for the years ended September 30, 2006 and 2005, mainly attributable to $138,196, and $253,828 proceeds from loans from minority stockholders in the years ended September 30, 2006 and 2005, respectively.

Overall, we have funded all of our cash needs from inception through September 30, 2006 with shareholder loans.

On September 30, 2006, we had cash of $15,144 on hand. We do not presently generate sufficient revenue to fund our operations and the planned development of our business.  In order to sustain our current operations and develop our business plan, we will require funds for working capital.

We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

ITEM 3. DESCRIPTION OF PROPERTY

The company’s 3,000+ square foot office facility located in Deerfield Beach, Florida consists of four executive offices, one secretary/bookkeeping office, a copier/storage room, small lab space, warehouse and staging area.

The company leases its facility from the HillsboroughExecutiveCenter, whose property is managed by CF Property Management Services, Inc.

On March 25, 2003, the company entered into a forty-two month operating lease agreement for its office facilities.  In March 2004, the company extended its lease for another twelve months until September 2007.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of October 16, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Claus Wagner-Bartak & Maria H. Wagner-Bartak, JT TEN 2508 Northwest 6th Court Boynton Beach, FL 33426	141,750,000 Direct	14.4%
Peter Versace 5851 Holmberg Road, Apt. 2412 Parkland, FL 33067	141,750,000 Direct	14.4%
Guido Volante 735 Lake Shore Drive Delray Beach, FL 33444	141,750,000 Direct	14.4%
John Spargo 11212 Waples Mill Road Fairfax, VA 22030	141,750,000 Direct	14.4%
Lynn Michels-Hambro 6461 NW 2nd Avenue, Apt. 412 Boca Raton, FL 33487	66,150,000 Direct	6.7%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Claus Wagner-Bartak & Maria H. Wagner-Bartak, JT TEN 2508 Northwest 6th Court Boynton Beach, FL 33426	141,750,000 Direct	14.4%
Peter Versace 5851 Holmberg Road, Apt. 2412 Parkland, FL 33067	141,750,000 Direct	14.4%
John Spargo 11212 Waples Mill Road Fairfax, VA 22030	141,750,000 Direct	14.4%
All directors and officers as a group	425,250,000	43.2%
Total Outstanding	987,199,390	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company are as follows:

Name	Age	Position

Claus Wagner Bartak	69	Chairman and President
Peter Versace	44	Vice President, Secretary and Director
John Spargo	68	Director

Executive Officers of the Registrant

The following list describes our executive officers.  Officers are elected by and serve at the discretion of the Board of Directors.

Dr. Claus G. J. Wagner Bartak, President and Chairman of the Board

Listed in several International Who’s Who, Dr. Wagner Bartak is an accomplished, internationally recognized scientist and business executive.

The span of Dr. Wagner Bartak’s experience reaches from scientific, technical, business development and executive management of major multinational aerospace projects to the development of information technology systems and the founding of several successful business ventures, which are in the forefront of novel technological developments.

Dr. Wagner Bartak is the creative mind that pioneered research and development of the Internationally recognized 'Canadarm' utilized on NASA's Space Shuttle.  Dr. Wagner Bartak is renowned for his research in the field of robotics.

He received his basic university education in sciences at Ludwig-MaximilianUniversity, Munich, and in business administration and engineering management at TechnicalUniversity, Munich, Germany. He further studied and lectured in Business Management, Medicine, Pharmaceutical Developments and Robotics.

•	1969, Dr. Sc. in Science, specialized in: Physics, Physical Chemistry, Radiobiology (magna cum laude)
•	1967, M.Sc. in Physics, Chemistry, Mathematics (magna cum laude)
•	1962, B.Sc. in Physics, Chemistry, Mathematics

In industry, he has held the following major positions:

•	2002 – present: President and Chairman of the Board, Red Reef Laboratories International, Inc., Deerfield Beach, FL, a specialty chemicals and service company
•	1998 to 2002: Director, Managing Director, WebViews, Inc., Toronto, Canada, a software and Internet service company
•	2000: Director, President & COO, WFFT, Inc., an Internet service company Scottsdale, AZ
•	1999 – 2000: Director, President, Titanium Corporation of Canada, Inc., Toronto, Canada, a natural resources company
•	1997 – 1999: Director, COO, CSO, BA Tech, Inc. (now Biosante) a biotechnology/pharmaceutical company, Atlanta, GA
•	1987 – 1996: Co-Founder, Director, President, CEO, Structured Biologicals Inc. (formerly Diasyn Technologies, Inc.), Toronto, Ontario
•	1983 – 1997: Founder, President, Energy Dynamics Inc., an engineering and management service and research company, Toronto, Canada - Munich, Germany - Arlington, USA
•	1974 – 1983: Vice President, General Manager, Spar Aerospace Limited, an aerospace company, Toronto, Ontario - Montreal, Quebec
•	1969 – 1974: Programs Director, Corporate Director, Messerschmitt Boelkow Blohm GmbH, an aerospace and advanced technology company, Munich, Germany

Dr Wagner Bartak is an expert consultant and advisor to government and industry in frontier technologies, innovations and business systems since 1982.
International Awards earned by Dr. Wagner Bartak:

•	Engineering Medal (Professional Engineers, Ontario) 1982
•	Public Service Medal (NASA) 1982
•	NASA Astronaut Award 1983
•	NASA Group Achievement Awards (KSC and JSC) 1982
•	International Engelberger Award 1986
•	Dauphin Award, 1990

Peter Versace, Executive Vice President, Secretary and Director

A corporate “Entrepreneur,” Peter Versace has honed his award winning management skills as an accomplished operations executive. A consummate business analyst, Mr. Versace has particular competence in management of logistics, supply chain management, patent and trademark registration and international licensing.

Highly experienced with governmental relations, Mr. Versace has led initiatives in government and military sales, regulatory processes for import/export, environmental and international standards.

Mr. Versace has broad Information Technology and Business Development expertise in multiple corporate positions, such as:

•
2002 – present:  Executive Vice President, Secretary and Director for RED REEF LABORATORIES INTERNATIONAL, INC., a specialty chemicals and service company. In charge of operations for mold remediation service, including assessments, bids and service.  Responsibilities also include product sourcing, contractor relations, logistics and government compliance.

•
1999 – 2002:  Senior IT Analyst for AVON Corporation; Responsible for developing Stored Procedures in Oracle/Unix to perform data ETL processes for Avon e-Commerce.  Specifically responsible for developing data base architectures for Item Data Table Population for both IBM Net Commerce Supplied Tables as well as Avon specific tables to blend the IBM package, with Avon Business Practices/Specifications.

o
Business Development Manager for IT Marketing Group working on the Finance/Marketing Category Profitability System. Responsible for working with the Finance Group gathering Business Specifications and Business Process information, Defining the Functionality Scope of the System.

•
1998 (July – Nov):  Import Coordinator for Menlo Logistics (Serving IBM Poughkeepsie). Acted as U.S. Liaison to all IBM plants located in Spain, Hungary, France, the U.K., the Netherlands and Ireland.  Worked with schedulers, shippers, freight forwarders and the domestic warehouses to insure orders shipped were orders received.

•
1998 (Jan – Nov):  Business Analyst at AVON Corporation.  Analyzed Avon’s Global Component and Ingredient Supply Chain Operations.  Markets analyzed included the U.S., South America, Europe and the Pacific Rim Countries.

•
1989 – 1997:  President of SOCIETE COMMERCIALE DES TRANSACTIONS, INC (SCT, Inc.), an import/export business development company specializing in consumer goods and services and government and military sales. Key impact areas included facilitating joint ventures and strategic alliances.

o
Consultant experienced working with the Ministry of Health in Japan for product import approvals. Responsible for regulation compliance, Government Registration procedures requesting Product Classifications and Government approvals for import into Japan.

AWARDS: Avon Corporation, President's Award for Outstanding Achievement

EDUCATION: B.S., Bloomsburg University of Pennsylvania, Bloomsburg, PA
           Major:  Computer and Information Science
     Minor:  Business

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Red Reef Laboratories International, Inc. during the years 2006, 2005, and 2004, except as described below. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by our President and Vice President.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Claus Wagner Bartak Chairman and President	2006 2005 2004	$16,250 - -	- - -	- - -	- - -	- - -	- - -	- - -	$16,250 - -
Peter Versace Vice President, Secretary and Director	2006 2005 2004	$16,250 - -	- - -	- - -	- - -	- - -	- - -	- - -	$16,250 - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2005, five shareholders loaned the Company a total of $110,000.  Corporate notes were issued to these shareholders as follows:

NAME	AMOUNT	TERMS OF NOTE

Warren Carlsted	$20,000	Three years, 8% convertible note
Susan Berkwitt	$15,000	Three years, 8% convertible note
Daryl Goodrich	$ 5,000	Three years, 8% convertible note
Carol Dothe	$50,000	Three years, 8% convertible note and 25,000 common shares of RRLB
Lois Fricke	$20,000	Three years, 8% convertible note and 10,000 common shares of RRLB

In 2006, another shareholder loaned an additional $25,000 to the Company.  The demand note carries 8% interest.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 3,000,000,000 shares of common stock, $.001 par value, of which 987,199,390 shares are currently issued and outstanding.  The holders of shares of common stock have one vote per share.  None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of the Company to share pro rata in any distribution to shareholders.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding.  If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

PacWest Transfer, LLC, 360 Main Street, Washington, Virginia22747, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

The Company has 987,199,390 shares of Common Stock outstanding but of these shares, only 115,011,811 shares are freely tradeable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares").  The officers and directors of the Company directly own 425,250,000 shares.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transactions require a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, the Company estimates approximately 9,872,000 shares of common stock may be permitted to be sold every three month period under Rule 144.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities trade on the over-the-counter market "pink sheets." The Company's trading symbol is "RRLB."  On August 27, 2007, the closing price was $0.01.  Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

	Closing
	High	Low

12/31/2006	1.70	.07

3/31/2007	.16	.01

6/30/2007	.02	.01

9/30/2007	.01	.01

Holders

As of October 16, 2007, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 206.

Dividend Policy

The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business.  Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On or about April 5, 2006, we increased our authorized common shares to 3,000,000,000.  In addition, we authorized 10,000,000 shares of convertible preferred stock to be issued, $.001 par value, with a conversion ratio to be set at a later date.  Our board of directors also enacted a 10 for 1 forward stock split on February 15, 2006 and a 6 for 1 forward split on January 5, 2007.

On or about October 1, 2003, we entered into a Financial Advisory Services Agreement with Greentree Financial Group, Inc.  Under the terms of the agreement, Greentree Financial Group, Inc. has agreed to provide the following services:

·	Assistance with the preparation of our Form SB-2 registration statement;
·	State Blue-Sky compliance;
·	Selection of an independent stock transfer agent; and
·	Edgar services.

In exchange for these services, we paid Greentree $15,000 and issued 4,500,000 shares (75,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $75,000, or $.016 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In June of 2005, we issued 1,500,000 shares of common stock to Margy La Fond and 3,000,000 shares of common stock to Joseph DeMatteo for consulting services. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In June of 2006, we issued 600,000 shares of common stock to Melodee Martins for administrative services rendered and 3,000,000 shares of common stock to Al Mirman for services rendered as a consultant advising on NASD filings. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On October 9, 2006, we issued 4,800,000 shares of common stock to Vernon R. Way for $36,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In October and November of 2006, we issued 1,910,000 shares of common stock to Mazuma Corp. of Bloomington, Minnesota at $.08 to $.35 per share pursuant to our Regulation D offering.

On or about January 12, 2007, we entered into a consulting agreement with I.R. International Consultants, Inc., for consulting services including:

·	Advise, consult and generally help the Company in executing their business plan
·	Consult on and assist with the drafting of press releases and public disclosures by the Company
·	Assist in introducing our Company to various funding sources

In exchange for these services, we issued I.R. International 3,000,000 shares of common stock. The common shares issued were valued at the estimated market value of the common stock issued, or $30,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In February and March, 2007, we issued 500,000 shares of common stock each to Jordan Serlin, Kurt Rahn and Nathan Evans for their participation on the Company's Advisory Board. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only three offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about March 27, 2007, we entered into a service agreement with Mica Capital Partners LLC, for public relations services including:

·	Advise, consult and generally help the Company in executing their business plan
·	Consult on and assist with the drafting of press releases and public disclosures by the Company
·	Assist in introducing our Company to various funding sources

In exchange for these services, we paid Mica Capital $10,000 and issued 10,000,000 shares of our common stock. The common shares issued were valued at the estimated value for the services received, or $100,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about March 28, 2007, we entered into a direct marketing and sales agreement with Jennifer Fox and James V. Magrino to act as non-exclusive sales representatives for the non-exclusive territories of New York and New Jersey with the intent that they promote Red Reef products and services within those territories.

In exchange for these services, we issued Jennifer Fox and James V. Magrino 2,500,000 shares each of common stock. The common shares issued were valued at the estimated value of services rendered, or $50,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about April 12, 2007, we entered into a legal services agreement with Jackson and Jackson for general legal services. In exchange for these services, we issued Jackson and Jackson 250,000 shares each of common stock.  The common shares issued were valued at the estimated value of services rendered, or $25,000, or $.10 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

During the first fiscal quarter of 2007, we also issued 18,000,000 shares of our common stock for $180,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there were only six offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 850 (1) of Chapter 607 of the Florida Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

Article 3, Section 11 of the By-Laws of Red Reef Laboratories International, Inc. provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Red Reef Laboratories International, Inc.) to recover monetary damages and expenses against a director for breach of fiduciary duty.

PART F/S

RED REEF LABORATORIES INTERNATIONAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
AS OF JUNE 30,

ASSETS	2007

CURRENT ASSETS
Cash and cash equivalents	$4,566
Inventories	4,009
Deferred income tax assets, net of valuation allowance	-

TOTAL CURRENT ASSETS	8,575

PROPERTY AND EQUIPMENT, NET	481,697

ACQUISITION DEPOSIT	50,000

SECURITY DEPOSITS	8,526

TOTAL ASSETS	$548,798

LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
Accounts payable and accrued expenses	$101,524
Settlement payable	35,000
Judgments payable on property and equipment acquired	400,195

TOTAL CURRENT LIABILITIES	536,719

DUE TO STOCKHOLDERS	67,092

TOTAL LIABILITIES	603,811

COMMITMENTS AND CONTINGENCIES (NOTE 8)

DEFICIENCY IN ASSETS
Preferred stock:$.001 par value: 10,000,000 shares
authorized: none issued	-
Common stock: $.001 par value; 3,000,000,000 shares
authorized:856,272,286 issued and outstanding	856,272
Additional paid-in capital	3,074,575
Advances to stockholders	(140,171)
Deficit	(3,845,689)
TOTAL DEFICIENCY IN ASSETS	(55,013)

TOTAL LIABILITIES AND DEFICIENCY IN ASSETS	$548,798

See accompanying notes

RED REEF LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED JUNE 30,

	2007		2006
	Three months	Nine months	Three months	Nine months
	Ended June	Ended	Ended June	Ended
	June 30	June 30	June 30	June 30

REVENUES
Product sales	$908	$5,908	$-	$28,832
Services	795	4,297	-	44,500
License agreements	-	440,695	-	-

TOTAL REVENUES	1,703	450,900	-	73,332

COST OF REVENUES EARNED	-	190	-	1,093

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	467,242	1,023,599	542,029	768,293

OPERATING LOSS	(465,539)	(572,889)	(542,029)	(696,054)

OTHER INCOME (EXPENSE)
Interest income	-	8,564	7,897	7,897
Interest expense	(1,100)	(3,994)	(9,773)	(29,319)
Other expenses	-	(1,701)	(3,657)	(3,421)
TOTAL OTHER INCOME (EXPENSE)	(1,100)	2,869	(5,533)	(24,843)

LOSS BEFORE PROVISION FOR INCOME TAXES	(466,639)	(570,020)	(547,562)	(720,897)

PROVISION FOR INCOME TAXES	-	-	-	-

UTILIZATION OF NET OPERATING LOSS CARRY FORWARD	-	-	-	-

NET LOSS	$(466,639)	$(570,020)	$(547,562)	$(720,897)

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED	799,045,000	742,045,000	671,862,000	671,862,000

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.00)	$(0.00)	$(0.00)	$(0.00)

See accompanying notes

RED REEF LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED JUNE 30,

	2007	2006

Net Loss	$(570,020)	$(720,897)

Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	16,722	3,448
Shares issued for services	372,500	500,000
Shares issued for board of director's compensation	5,000	-
Shares issued for interest	1,100	-
Changes in assets and liabilities:

Decrease in inventory	190	-
Increase (decrease) in accounts payable, accrued and other liabilities	(51,086)	36,674

Net cash provided by operating activities	(225,594)	(180,775)

Cash flows from financing activities
Sale of common stock	497,250	100,000
Change in loans and advances from stockholders, net	(231,493)	105,227

Net cash provided by in financing activities	265,757	205,227

Cash flows from investing activities
Increase in acquisition deposit	(50,000)	-
Purchase of property and equipment	(742)	(16,689)

Net cash used in investing activities	(50,742)	(16,689)

INCREASE IN CASH AND CASH EQUIVALENTS	(10,579)	7,763

CASH AND CASH EQUIVALENTS, BEGINNING	15,145	1,700

CASH AND CASH EQUIVALENTS, ENDING	$4,566	$9,463

Supplemental Disclosures:
Shares of common stock issued for services	$372,500	$500,000
Shares of common stock issued to acquire assets	$20,000	$-
Shares of common stock issued to satisfy long-term debt	$42,115	$-
Property and equipment purchased through judgments payable	$450,195	$-
Interest paid	$-	$-
Interest received	$-	$-
Income taxes paid	$-	$-

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Red Reef Laboratories International, Inc., (the Company) is developing products for animal husbandry, veterinary applications, hospital decontamination, military and homeland defense uses, and a variety of indoor air quality concerns, based on proprietary surface decontaminating technology.

In the last quarter of 2005, the Company launched its BioClear Mold remediation division, which is engaged in providing services utilizing exclusive proprietary products for commercial as well as residential properties.  Red Reef has also begun to establish commercial accounts offering TKO, a proprietary, EPA registered, hard surface mold, mildew and algae cleaner and surface sanitizer.

Cash and cash equivalents

Cash and cash equivalents consist of time deposits and liquid instruments with original maturities of three months or less.

Revenue and Cost Recognition

The Company recognizes revenue when its products are shipped or services are rendered. Licensing fee revenues are recognized as revenue when all contract terms have been completed.  Cost of revenues earned includes purchases of chemical products and additional additives to develop our proprietary products, including freight and shipping expenses.  Cost of revenues also includes salaries of the individuals who provide the services.

Inventories

Inventories consist principally of raw materials used in manufacturing.  Inventories are valued at the lower of cost or market.  Cost is determined by the first-in, first-out method.

Joint Venture

The Company’s investment in the joint venture, JDM Reef Capital Management LLC (JDM) is accounted for under the equity method.  Accordingly, the investment will be carried at cost, adjusted for their proportionate share of profits and losses of the joint venture following the guidance in APB-18. The joint venture has no assets or operations as of the period ending June 30, 2007.  The purpose of the joint venture is to seek out environmentally distressed properties and evaluate the scope of remediation and restoration required to restore the maximum value of the property.  JDM will arrange the funding for the purchase and restoration of such properties.  Red Reef will perform the restoration, using Red Reef products and protocols, and then the property will be offered for sale at full value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from 5 to 39 years.  Maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized.  When items of property, plant and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of income and retained earnings for that period.

Income Taxes

Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.  These differences relate principally to depreciation and bad debt allowances.

Concentrations of Business and Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in Deerfield Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  At June 30, 2007, there were no uninsured balances.

Licensing Agreement  The Company entered into a definitive binding agreement with Benchmark China Ltd, for exclusive manufacturing and distribution rights to the Company’s Proprietary Surface Decontaminant product, BioClear™ FF, including the use of the name, BioClear™ FF.  The agreement is for ten years and automatically renewable unless notice in writing of intent to terminate is presented ninety days prior to expiration date.  The agreement also required an initial non-refundable fee for the exclusive rights to market and distribute BioClear™ FF for $300,000 (Three Hundred Thousand Dollars).  The Company will receive 50% fees paid for all assignments of rights to third parties and 10% of gross sales from all sources, regardless or price, payable quarterly, the Company has no further duties or continuing responsibilities under the agreement.

Major Customer  For the nine months ended June 30, 2007, total revenues from the Company’s largest customer approximated $440,000, 98% of the total revenues for the period, the $140,000 was a one-time fee for a licensing agreement, the remaining $300,000 was from the initial non-refundable fee.  The $140,000 one-time fee for a licensing agreement was for the right of first refusal to market and distribute all other BioClear products.  Revenue on this one-time licensing fee was recognized as earned when all contract terms were completed and it is non-recurring.

Advertising

The Company expenses advertising costs as they are incurred.  Advertising expenses for the nine months ended June 30, 2007 totaled $24,928.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The accompanying unaudited financial statements have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.  Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations.  In the opinion of management, the unaudited interim financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented.  All adjustments are of a normal recurring nature, except as otherwise noted below.

These financial statements should be read in conjunction with Red Reef Laboratories International, Inc.’s (the "Company") audited consolidated financial statements and notes thereto for the year ended September 30, 2006, included in the Company's Registration Statement, Form 10-SB, filed May 23, 2007, with the Securities and Exchange Commission.  The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Fair Value of Financial Instruments

Cash and cash equivalents, loans and advances to stockholders, accounts payable and accrued liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

Basic and Fully Diluted Net Loss Earnings Per Common Share

The Company follows the provisions of Statements of Financial Accounting Standards No. 28 (SFAS 128), “Earnings Per Share.”  SFAS No. 128 requires companies to present basic earnings (loss) per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required.  Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year.  For this quarter, the Company has no potentially dilutive instruments.

Impairment of Long-Lived Assets

The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets.” SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.  When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.

This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation.  The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value.  An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value.  The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires an employer with publicly traded equity securities to recognize the funded status of a benefit plan and the related disclosure requirements.  The effective date is December 31, 2006.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Computer equipment and software	$4,538
Furniture and fixtures	3,229
Vehicles	30,503
Buildings	154,863
Machinery and equipement	95,830
Subtotal	288,963
Accumulated depreciation	(26,768)
Land	219,502
Total Property and Equipement	$481,697

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 2 - PROPERTY AND EQUIPMENT (continued)

Total depreciation expense for the nine months ended June 30, 2007, amounted to $16,722. Most of this property and equipment ($470,195) was acquired for stock and assumption of debt (See Notes 6 and 7).

The estimated value of the assets acquired was contractually valued at $1,192,487.  An amount equivalent to 10% ($50,395) was discounted as commission and cost of future sales.  The remaining difference of $671,358 reduced by the assets on a pro rata basis.

NOTE 3 - RELATED PARTY TRANSACTIONS

Loans and Advances to Stockholders

The Company loaned and advanced funds to three shareholders.  These loans and advances are unsecured, bear interest at 8%, and are due on demand.  Outstanding advances totaled $140,171 at June 30, 2007.  These amounts include accrued interest receivable of $54,803.  Accrued interest receivable has been recorded as additional paid-in capital.

Due to Stockholders

Due to stockholders at June 30, 2007, consisted of the following:

8% convertible notes from a minority shareholder, due on demand	$45,000
Loan from shareholder, unsecured, due on demand, and accrues interest at 8%	22,092
Total due to stockholders	$67,092

Interest expense for the period ended June 30, 2007, was $7,615.  Interest payable at June 30, 2007, for the above was $46,808.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of June 30 consisted of the following:

Trade accounts payable	$39,990
Accrued interest	46,808
Accrued payroll, taxes and benefits payable	14,726
Total accounts payable and accrued liabilites	$101,524

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 5 - INCOME TAXES

Deferred income taxes and benefits for the nine-months ended June 30, 2007, are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 20.5%) of these temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities, consist of the following:

Deferred Income tax assets:
Expected income tax	$-
Net operating loss carryfoward	651,692
Total deferred tax assets	651,692
Deferred Income tax liabilities:
Excess tax depreciation over book depreciation	6,608
Less valuation allowance	645,084
Net deferred income tax assets	$-

The Company has a net operating loss carryover for federal income tax purposes of approximately $3,093,528 expiring in September 2026.  However, if the Company has an ownership change as defined in Section 382 of the Internal Revenue Code, the Company may be limited in its ability to utilize the loss carry-forwards. A valuation allowance of $645,084 has been established to eliminate the deferred tax benefit that exists because it is uncertain that the benefit will ever be realized.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has authorized 3,000,000,000 shares of $.001 par value common stock.

During the nine months ended June 30, 2007, 34,269,091 shares were issued for $497,250 in cash; 1,200,000 shares were issued to acquire the assets and liabilities of Altfuels Corporation and related organizations’ assets and liabilities; 2,406,324 shares were issued to convert $40,000 in debt including $2,115 in accrued interest; 43,750,000 shares were issued for consulting services; and 1,000,000 shares were issued for Board of Director compensation.  The Company has not issued any cash dividends, and plans to reinvest any income in the Company.  The providers of consulting services were not related parties.

On December 1, 2006, the Company resolved to increase the number of issued and outstanding shares of common stock by way of a forward stock split (the Stock Split) in the amount of 1 share for 6 shares. All common stock amounts in this report have been restated to account for the stock split and retroactive effect has been given to financial statements to the stock split.

NOTE 7 – ACQUISITION AND JUDGMENTS PAYABLE

During the quarter ended December 31, 2006, the Company acquired the assets and assumed the liabilities of Altfuels Corporation and its related organization L‑1011, which included 80 acres in Napoleonville, Louisiana. The Company made this acquisition primarily to acquire the 80-acre site in Napoleonville as a launching site for its regional remediation business and for possible resale. However, the Company subsequently decided to develop the property as a medical research facility. The Company feels Louisiana and Mississippi present challenges in restoration and remediation, since Katrina and Rita, that they are able to address competitively, affording an opportunity for immediate recognition and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 7 – ACQUISITION AND JUDGMENTS PAYABLE (CONTINUED)

growth.  It is the Company's intention to create a mobile, one-stop emergency restoration and remediation company, able to offer superior service in all areas of restoration for the region, including neighboring states.

The aggregate purchase was $400,195, the amount of the assumed liabilities of the L-1011 Corporation, which were in default at the time of the acquisition, for which judgments exist.

The value was determined by appraisal and written down to the amount of liabilities assumed.  The Company is currently attempting to refinance the debt and remove the judgments.  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Property, plant and equipment	$400,195
Total assets acquired	400,195

Judgments payable	400,195
Total liabilities assumed	400,195
Net assets acquired	$-

The judgments, which are secured by the acquired land, buildings and machinery, consist of the following:

Iberville Bank	$236,046
Community Bank	124,086
Capital Bank	29,000
S/Savoie Inc.	10,000
Property tax due	1,063
Total judgments payable	$400,195

The refinancing of these judgments are still under discussion and negotiations.  This property is subject to seizure and sale under Louisiana state law for the non-payment of the Community Bank judgment.  No writ of seizure has been issued, nor is any sheriff sale currently set by the Sheriff of Assumption Parish.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company was involved in a civil law suit as a defendant.  The case was Global Bio Solutions vs. Kopperud et.al. filed June 17, 2004, in the San Diego Superior Court, Case number GIC831566 for negligence.  The plaintiff alleged that Kopperud and other parties involved including the Company were negligent for a missed business opportunity.  The Company settled out of court on June 13, 2006, with the plaintiff, for $35,000, to begin accruing interest in June 30, 2007 (due date) at 8% per annum.  As a result of the settlement, the case was dismissed on June 20, 2006.

On January 1, 2005, the Company entered into a sixty-month operating lease agreement for its office facilities, which provides for monthly lease payments of $3,103, plus sales tax, with annual rent increases of 5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended June 30, 2007 and 2006

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The following is a schedule of estimated future minimum rental payments required under the operating lease as of June 30, 2007:

2007	$29,323
2008	39,860
2009	40,685
2010	41,530
2011	42,411
Total	$193,809

NOTE 9 – GOING CONCERN AND MANAGEMENT’S PLANS

As reflected in the accompanying financial statements, the Company recognized a net loss of $570,020 for the nine months ended June 30, 2007.  The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations.  The Company’s intention is to negotiate product distribution agreements with foreign distributors abroad.  The plan also includes raising capital through private stock offerings.  The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company has signed a letter of intent to purchase Certified Environmental Services, Inc. (CES) for $2,800,000, and has placed $110,000 in escrow towards the purchase (acquisition deposit).  The Company has paid $110,000 in escrow to CES for extensions requested on the initial agreement.  As of June 30, 2007, there was $50,000 in escrow.  The Company anticipates completing the purchase of Certified Environmental Services, Inc. in the fourth calendar quarter of 2007.  The transaction is currently structured as a cash purchase contingent upon the Company’s ability to raise the funds necessary for the acquisition.

The Company has applied for approval to sell BioClear®FF in China, The Company has established a sales office in Guangzhou, China.

The Company declared a 5% stock dividend for holders of record as of July 12, 2007, the accompanying financial statements have been retroactively effected for this stock dividend.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Red Reef Laboratories International, Inc.

We have audited the accompanying balance sheets of Red Reef Laboratories International, Inc. as of September 30, 2006 and 2005, and the related statements of operations, deficiency in assets, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Reef Laboratories International, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has used, rather than provided, cash from operating activities, had a working capital deficiency, and has a deficit of $3,275,669 that raise substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue operations is subject to its ability to secure additional capital to meet its obligations and to fund operations.  Management's plans in regard to these matters are also described in Note 9 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dohan and Company, C.P.A., P.A.
Dohan and Company, C.P.A., P.A.
Certified Public Accounts
Miami, Florida
April 23, 2007

RED REEF LABORATORIES INTERNATIONAL, INC.
BALANCE SHEETS
SEPTEMBER 30,

2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$15,144
Inventories	4,199
Deferred income tax assets, net of $645,084 and
$120,980 valuation allowance, respectly	-

TOTAL CURRENT ASSETS	19,343

PROPERTY AND EQUIPMENT, NET	27,483

SECURITY DEPOSITS	8,526

TOTAL ASSETS	$55,352

LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
Accounts payable and accrued expenses	$152,610
Accrued consulting services to be paid in stock	1,200,000
Settlement payable	35,000

TOTAL CURRENT LIABILITIES	1,387,610

SETTLEMENT PAYABLE	-
DUE TO STOCKHOLDERS	453,485

TOTAL LIABILITIES	1,841,095

COMMITMENTS AND CONTINGENCIES (NOTES 8 and 10)

DEFICIENCY IN ASSETS
Preferred stock:$.001 par value: 10,000,000 shares
authorized: none issued	-
Common stock: $.001 par value; 3,000,000,000 shares
authorized: 671,862,000 issued and outstanding	671,862
Additional paid-in capital	1,179,584
Loans and advances to shareholders	(361,520)
Deficit	(3,275,669)
TOTAL DEFICIENCY IN ASSETS	(1,785,743)

TOTAL LIABILITIES AND DEFICIENCY IN ASSETS	$55,352

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENT OF DEFICIENCY IN ASSETS

			Additional	Loans and		Total
	Common Stock		Paid-in	Advances to		Deficiency
Description	Shares	Amount	Capital	Stockholders	Deficit	in Assets

Balance, September 30, 2004	640,350,000	640,350	51,933	(88,597)	(546,274)	57,412

Shares issued for services	14,700,000	14,700	230,300		-	245,000
Shares issued for cash	4,212,000	4,212	65,988		-	70,200
Accrued interest receivable from stockholders	-	-	16,827		-	16,827
Change in loans and advances to stockholders	-	-	-	(199,471)		(199,471)
Net Loss for the year ended September 30, 2005	-	-	-		(596,752)	(596,752)

Balance, September 30, 2005	659,262,000	659,262	365,048	(288,068)	(1,143,026)	(406,784)

Shares issued for services	12,600,000	12,600	787,400		-	800,000
Accrued interest receivable from stockholders	-	-	27,136		-	27,136
Change in loans and advances to stockholders				(73,452)		(73,452)
Net Loss for the year ended September 30, 2006	-	-	-		(2,132,643)	(2,132,643)

Balance, September 30, 2006	671,862,000	671,862	1,179,584	(361,520)	(3,275,669)	(1,785,743)

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
SEPTEMBER 30,

	2006	2005

PRODUCTS	$32,075	$1,509
SERVICES	44,500	10,715
TOTAL REVENUES	76,575	12,224

COST OF REVENUES EARNED	1,216	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,208,002	608,976

OPERATING LOSS BEFORE INCOME TAXES	(2,132,643)	(596,752)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(2,132,643)	$(596,752)

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED	665,191,315	646,722,792

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.00)	$(0.00)

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
SEPTEMBER 30,

	2006	2005

Net loss	$(2,132,643)	$(596,752)

Adjustments to reconcile net income to net cash used by operating activities
Depreciation	4,825	2,680
Stock issued for services	800,000	245,000
Changes in assets and liabilities:
Decrease in Inventories	1,216	62,124
Decrease in security deposits	-	5,420
Increase in accounts payable, accrued and other liabilities	1,291,991	83,718

Net cash used by operating activities	(34,611)	(197,810)

Cash flows from financing activities:
Proceeds from loans from minority stockholders	138,196	253,828
Change in loans and advances from stockholders, net	(73,452)	(138,778)
Common stock issuance	-	70,200

Net cash provided by in financing activities	64,744	185,250

Cash flows investing activities:
Purchase of property and equipment	(16,689)	-

Net cash used in investing activities	(16,689)	-

INCREASE IN CASH AND CASH EQUIVALENTS	13,444	(12,560)

CASH AND CASH EQUIVALENTS, BEGINNING	1,700	14,260

CASH AND CASH EQUIVALENTS, ENDING	$15,144	$1,700

Supplemental Disclosures:
Income taxes paid	$-	$-
Interest paid	$-	$-
Interest received	$-	$-

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Red Reef Laboratories International, Inc., (the Company) is developing products for animal husbandry, veterinary applications, hospital decontamination, military and homeland defense uses, and a variety of indoor air quality concerns, based on proprietary surface decontaminating technology.

In the last quarter of 2005, the Company launched its BioClear Mold remediation division, which is engaged in providing services utilizing exclusive proprietary products for commercial as well as residential properties.  Red Reef has also begun to establish commercial accounts offering TKO, a proprietary, EPA registered, hard surface mold, mildew and algae cleaner and surface sanitizer.

Cash and cash equivalents Cash consists of time deposits and liquid instruments with original maturities of three months or less.

Revenue and Cost Recognition The Company recognizes revenue when its products are shipped or services are rendered. Licensing fee revenues are recognized as revenue when all contract terms have been completed. Cost of revenues earned includes purchases of chemical products and additional additives to develop our proprietary products, including freight and shipping expenses.

Inventories Inventories consist principally of raw materials used in manufacturing.  Inventories are valued at the lower of cost or market.  Cost is determined by the first-in, first-out method.

Property and Equipment and DepreciationProperty and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from 5 to 39 years.  Maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized.  When items of property, plant and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of income and retained earnings for that period.

Income TaxesIncome taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.  These differences relate principally to depreciation and bad debt allowances.

Concentrations of Business and Credit Risk Arising from Cash Deposits in Excess of Insured LimitsThe Company maintains its cash balances in one financial institution located in Deerfield Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  As of September 30, 2006 and 2005, the Company had no uninsured balances that exceeded the FDIC limit.

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AdvertisingThe Company expenses the advertising costs as they are incurred.  Advertising expenses for the quarter ended December 31, 2006 totaled $0 and $2,495, respectively.

Use of EstimatesThe preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value of Financial InstrumentsCash and cash equivalents, loans and advances to stockholders, accounts payable and accrued liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

Basic and Fully Diluted Net Loss Earnings Per Common ShareThe Company follows the provisions of Statements of Financial Accounting Standards No. 28 (SFAS 128), “Earnings Per Share.”  SFAS No. 128 requires companies to present basic earnings (loss) per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required.  Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year.  For this quarter, the Company has no potentially dilutive instruments.

Impairment of Long-Lived Assets The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets”.  SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.  When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.

Recent Accounting Pronouncements In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.

This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation.  The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value.  An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value.  The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires an employer with publicly traded equity securities to recognize the funded status of a benefit plan and the related disclosure requirements.  The effective date is December 31, 2006.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2006	2005

Computed equipment and software	$3,797	$3,797
Furniture and fixtures	3,229	3,229
Vehicles	30,503	13,814
Subtotal	37,529	20,840
Accumulated depreciation	(10,045)	(5,221)
Total Property and Equipement	$27,484	$15,619

Total depreciation expense for the year ended September 30, 2006 and 2005, amounted to $4,825 and $2,680, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

Loans and Advances to Stockholders The Company loaned and advanced funds to three shareholders.  These loans and advances are unsecured, bear interest at 8%, and are due on demand.  Outstanding advances totaled $307,775 and $288,068 at September 30, 2006 and 2005 respectively.  These amounts include accrued interest receivable of $53,789 and $26,610 at September 30, 2006 and 2005, respectively.  Accrued interest receivable from stockholders has been recorded as additional paid-in capital.

Due to Stockholders

Due to stockholders consisted of the following:

	2006	2005

8% convertible notes from minority shareholders, due on demand	$105,000	$50,000
8% convertible note from shareholder, due November 2007	50,000	20,000
Three year 8% convertible note, due January 2006	-	20,000
Three year 8% convertible note, due May 2006	-	15,000
Three year 8% convertible note, due November 2006	-	50,000
Loan from 20% stockholder, unsecured, due on demand, 8% interest	298,486	187,425
Total due to stockholders	$453,486	$342,425

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Interest expense was $39,092 and $15,731 for the periods ending September 30, 2006 and 2005, respectively.  Interest payable at September 30, 2006 and 2005 for the above was $39,092 and $15,332, respectively.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	2006	2005

Trade accounts payable	$64,493	$15,344
Accrued interest	54,423	15,332
Accrued payroll, taxes and benefits payable	7,000	7,236
Accrued Liabilities	26,694	22,707
Other taxes payable	-	-
Total accounts payable and accrued liabilites	$152,610	$60,619

NOTE 5 - INCOME TAXES

Deferred income taxes and benefits for the year ended September 30, 2006, are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 20.5%) of these temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities, consist of the following:

	2006	2005
Deferred Income tax assets:
Expected income tax	$-	$-
Net operating loss carryfoward	651,692	122,334
Total deferred tax assets	651,692	122,334
Deferred Income tax liabilities:
Excess tax depreciation over book depreciation	6,608	1,354
Less valuation allowance	645,084	120,980
Net deferred income tax assets	$-	$-

The Company has a net operating loss carryover for federal income tax purposes of approximately $3,128,986 expiring in September 2026.  However, if the Company has an ownership change as defined in Section 382 of the Internal Revenue Code, the Company may be limited in its ability to utilize the loss carry-forwards. A valuation allowance of $645,084 has been established to eliminate the deferred tax benefit that exists because it is uncertain that the benefit will ever be realized.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has authorized 3,000,000,000 shares of $.001 par value common stock.

During the year ended September 30, 2006, the Company issued 12,600,000 shares for $800,000 in services. The providers of these services were not related parties.

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

All common stock amounts in this report have been restated to account for the stock split and retroactive effect has been given to financial statements to the stock split.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company was involved in a civil law suit as a defendant.  The case was Global Bio Solutions vs. Kopperud et al. filed June 17, 2004, in the San Diego Superior Court, Case number GIC831566 for negligence.  The plaintiff alleged that Kopperud and other parties involved including the Company were negligent for a missed business opportunity.  The Company settled out of court on June 13, 2006, with the plaintiff, for $35,000, to begin accruing interest in June 2007 at 8% per annum.  As a result of the settlement, the case was dismissed on June 20, 2006; this amount is reflected as settlement payable in the balance sheet.

On January 1, 2005, the Company entered into a sixty-month operating lease agreement for its office facilities, which provides for monthly lease payments of $3,103, plus sales tax, with annual rent increases of 5%.

The following is a schedule of estimated future minimum rental payments required under the operating lease as of September 30, 2006:

2007	$33,389
2008	39,860
2009	40,685
2010	41,530
2011	42,411
Total	$197,875

NOTE 8 – GOING CONCERN AND MANAGEMENT’S PLANS

As reflected in the accompanying financial statements, while the Company recognized net loss of $2,132,643 for the year ended September 30, 2006. The Company has not generated significant recurring gross profit sufficient to sustain the operations.  The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations.  The Company’s intention is to negotiate product distribution agreements with foreign distributors abroad.  The plan also includes raising capital through private stock offerings.  The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company anticipates that the acquisitions, which are a going concerns will result in an extremely positive revenue and profit generation.

NOTE 9 – SUBSEQUENT EVENTS

The Company has signed a letter of intent to purchase Certified Environmental Services, Inc. for $2,800,000, and has placed $100,000 in escrow towards the purchase (acquisition deposit).  The Company anticipates completing the purchase of Certified Environmental Services, Inc. in the fourth calendar quarter of 2007.  The transaction is currently structured as a cash purchase contingent upon the Company’s ability to raise the funds necessary for the acquisition.

NOTES TO FINANCIAL STATEMENTS
OF RED REEF LABORATORIES INTERNATIONAL, INC.
September 30, 2006 and 2005

NOTE 9 – SUBSEQUENT EVENTS (CONTINUED)

During the quarter ended December 31, 2006, the Company acquired the assets and assumed the liabilities of Altfuels Corporation and its related organization L‑1011, which included 80 acres in Napoleonville, Louisiana. The Company made this acquisition primarily to acquire the 80-acre site in Napoleonville as a launching site for its regional remediation business and for possible resale.  However, the Company subsequently decided to develop the property as a medical research facility.  The Company feels Louisiana and Mississippi present challenges in restoration and remediation, since Katrina and Rita, that they are able to address competitively, affording an opportunity for immediate recognition and growth.  It is the Company's intention to create a mobile, one-stop emergency restoration and remediation company, able to offer superior service in all areas of restoration for the region, including neighboring states.  In the first calendar quarter of 2007, the Company received Federal Environmental Protection Agency registration approval for its products; BioClear 2000 Advanced Detergent Disinfectant, BioClear RD Hotel and Restaurant Disinfectant/Cleaner, BioClear MD Hospital Disinfectant Cleaner and BioClear FF Poultry and Swine Premise Disinfectant Cleaner. The Company is aggressively pursuing avenues for national distribution of these products.

In the second calendar quarter of 2007, the company opened a branch office located in the warehouse section of the company owned property at 244 Highway L 1011, Napoleonville, LA, 70390. The purpose of this office is to provide initial support to establish a headquarters for environmental remediation.

Altfuels Corporation
Consolidated Balance Sheet
September 30, 2006
(Unaudited)

ASSETS

Property, plant and equipment	450,195

TOTAL ASSETS	$450,195

LIABILITIES AND DEFICIENCY IN ASSETS

Judgments payable, including accrued interest	443,017

TOTAL LIABILITIES	443,017

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDER'S EQUITY	7,178

TOTAL STOCKHOLDER'S EQUITY	7,178

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$450,195

SEE ACCOMPANYING NOTES

 Altfuels Corporation

 Consolidated Statement of Operations

 For the nine-months ended September 30, 2006

 (Unaudited)

 TOTAL REVENUES
-

 SELLING, GENERAL AND

 ADMINISTRATIVE EXPENSES
-

 OPERATING INCOME BEFORE INTEREST AND INCOME TAXES
-

 INTEREST
21,533

 LOSS BEFORE INCOME TAXES
(21,533)

 PROVISION FOR INCOME TAXES
-

 NET LOSS
$(21,533)

 WEIGHTED AVERAGE SHARES - BASIC AND DILUTED
5,000

 NET LOSS PER SHARE - BASIC AND DILUTED
(4.31)
SEE ACCOMPANYING NOTES

Altfuels Corporation
Consolidated Statement of Stockholder's Equity
(Unaudited)

			Additional	Retained	Total
	Common Stock		Paid-in	Earnings	Stockholder's
Description	Shares	Amount	Capital	(Deficit)	Equity

Balance, December 31, 2005	5,000	$5,000	$-	$23,711	$28,711

Net loss for the nine-months ended September 30, 2006	-	-	-	(21,533)	(21,533)

Balance, September 30, 2006	5,000	$5,000	-	$2,178	$7,178

SEE ACCOMPANYING NOTES

Altfuels Corporation
Consolidated Statement of Cash Flows
For the nine-months ended September 30, 2006
(Unaudited)

Net Loss	$(21,533)

Adjustments to reconcile net income to net cash used by operating activities
Accrued interest on judgments payable	21,533
Net cash provided by operating activities	-

Cash flows from financing activities:

Net cash provided by in financing activities	-

Cash flows from investing activities:

Net cash provided by investing activities	-

INCREASE IN CASH AND CASH EQUIVALENTS	-

CASH AND CASH EQUIVALENTS, BEGINNING	-

CASH AND CASH EQUIVALENTS, ENDING	$-

Supplemental Disclosures:
Income taxes paid	$-
Interest paid	$-
Interest received	$-

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS
OF ALTFUELS CORPORATION
September 30, 2006 (Unaudited)

NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Altfuels Corporation and its subsidiary, L1011 Corporation (the Company) is an inactive dormant company located in Napoleonville, Louisiana.  In November 2006 the assets were acquired and the liabilities were assumed.

Cash and Cash EquivalentsCash consists of time deposits and liquid instruments with original maturities of three months or less.

Income Taxes   Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Impairment of Long-Lived Assets The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets.” SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.  When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.  The Company’s assets were written down to the amount of the liabilities assumed.  Since the Company was inactive and dormant, the write down was charged against stockholder’s equity.

Basic and Fully Diluted Net Loss Per Common Share  The Company follows the provisions of FASB Statement No. 128 (SFAS No. 128), “Earnings Per Share”.  SFAS No. 128 requires companies to present basic earnings per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required by Accounting Principles Board Opinion No. 15, “Earnings Per Share.”  Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year.  For the period presented, the Company had no potentially dilutive instruments.

Recent Accounting Pronouncements In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.  This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation.  The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

NOTES TO FINANCIAL STATEMENTS
OF ALTFUELS CORPORATION
September 30, 2006 (Unaudited)

NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value.  An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value.  The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2.         GOING CONCERN AND MANAGEMENT’S PLAN

As reflected in the accompanying financial statements, the Company incurred net losses of approximately $21,600 for the nine-months ended September 30, 2006.  The Company has been dormant and inactive for the past few years.  The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing to pay off the judgments.  In November 2006, the Company was acquired by Red Reef Laboratories International, Inc. and their plan includes raising equity capital.  The Company is also in negotiations with the financial institutions to pay off their judgments.

NOTE 3.         PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

Buildings	$154,863
Land	219,502
Machinery and equipment	75,830

Subtotal	450,195
Accumulated depreciation	-
Total Property, Plant and Equipment	$450,195

NOTE 4.         JUDGMENTS PAYABLE

The judgments, which are secured by the acquired land, buildings and machinery, consist of the following:

Iberville Bank	$281,065
Community Bank	121,889
Capital Bank	29,000
S/Savoie Inc.	10,000
Property tax due	1,063

Total Judgments Payable	$443,017

The refinancing of these judgments is still under discussion and negotiations.

NOTE 5.         INCOME TAXES

At September 30, 2006, the Company had a net operating loss carryforward.  During November 2006, there was a significant ownership change in the Company as defined in Section 382 of the Internal Revenue Code.  As a result of these changes, the Company’s ability to utilize net operating losses available before the ownership change is restricted to a percentage of the market value of the Company at the time of the ownership change.  Therefore, substantial net operating loss carryforwards will in all likelihood be reduced or eliminated in future years due to the change in ownership.

NOTE 6.         SUBSEQUENT EVENTS

In November 2006, the Company’s assets were acquired and its liabilities were assumed by Red Reef Laboratories International Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Altfuels Corporations

We have audited the accompanying consolidated balance sheets of Altfuels Corporation and its subsidiary L1011 Corporation (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altfuels Corporation and its subsidiary L1011 Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements, as discussed in Note 2 to the financial statements, have been prepared assuming that the Company will continue as a going concern.  The Company has been dormant and inactive and has judgments payable in the amount of $421,484.  These factors, and others, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ Dohan and Company, P.A.
Dohan and Company, P.A.
Certified Public Accountants
Miami, Florida
September 12, 2007

Altfuels Corporation
Consolidated Balance Sheet
December 31,

	2005	2004

ASSETS

Property, plant and equipment	450,195	450,195

TOTAL ASSETS	$450,195	$450,195

LIABILITIES AND DEFICIENCY IN ASSETS

Judgments payable, including accrued interest	421,484	392,773

TOTAL LIABILITIES	421,484	392,773

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDER'S EQUITY	28,711	57,422

TOTAL STOCKHOLDER'S EQUITY	28,711	57,422

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$450,195	$450,195

SEE ACCOMPANYING NOTES

Altfuels Corporation
Consolidated Statement of Operations
For the years ended December 31,

	2005	2004

TOTAL REVENUES	-	-

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	-	-

OPERATING INCOME BEFORE INTEREST AND INCOME TAXES	-	-

INTEREST	28,711	28,711

LOSS BEFORE INCOME TAXES	(28,711)	(28,711)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(28,711)	$(28,711)

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED	5,000	5,000

NET LOSS PER SHARE - BASIC AND DILUTED	(5.74)	(5.74)

SEE ACCOMPANYING NOTES

Altfuels Corporation
Consolidated Statement of Stockholder's Equity

			Additional	Retained	Total
	Common Stock		Paid-in	Earnings	Stockholder's
Description	Shares	Amount	Capital	(Deficit)	Equity

Balance, December 31, 2003	5,000	$5,000	$-	$81,133	$86,133

Net loss for the year ended December 31, 2004	-	-	-	(28,711)	(28,711)

Balance, December 31, 2004	5,000	5,000	-	52,422	57,422

Net loss for the year ended December 31, 2005	-	-	-	(28,711)	(28,711)

Balance, December 31, 2005	5,000	$5,000	-	$23,711	$28,711

SEE ACCOMPANYING NOTES

Altfuels Corporation
Consolidated Statement of Cash Flows
For the years ended December 31,

	2005	2004

Net Loss	$(28,711)	$(28,711)

Adjustments to reconcile net income to net cash used by operating activities
Accrued interest on judgments payable	28,711	28,711
Net cash provided by operating activities	-	-

Cash flows from financing activities:

Net cash provided by in financing activities	-	-

Cash flows from investing activities:

Net cash provided by investing activities	-	-

INCREASE IN CASH AND CASH EQUIVALENTS	-	-

CASH AND CASH EQUIVALENTS, BEGINNING	-	-

CASH AND CASH EQUIVALENTS, ENDING	$-	$-

Supplemental Disclosures:
Income taxes paid	$-	$-
Interest paid	$-	$-
Interest received	$-	$-

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS
OF ALTFUELS CORPORATION
December 31, 2005 and 2004

NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Altfuels Corporation and its subsidiary, L1011 Corporation (the Company) is an inactive dormant company located in Napoleonville, Louisiana.  In November 2006 the assets were acquired and the liabilities were assumed.

Cash and Cash EquivalentsCash consists of time deposits and liquid instruments with original maturities of three months or less.

Income Taxes   Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Impairment of Long-Lived Assets The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets.” SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.  When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.  The Company’s assets were written down to the amount of the liabilities assumed.  Since the Company was inactive and dormant, the write down was charged against stockholder’s equity.

Basic and Fully Diluted Net Loss Per Common Share  The Company follows the provisions of FASB Statement No. 128 (SFAS No. 128), “Earnings Per Share”.  SFAS No. 128 requires companies to present basic earnings per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required by Accounting Principles Board Opinion No. 15, “Earnings Per Share.”  Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year.  For the period presented, the Company had no potentially dilutive instruments.

Recent Accounting Pronouncements In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.  This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation.  The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

NOTES TO FINANCIAL STATEMENTS
OF ALTFUELS CORPORATION
December 31, 2005 and 2004

NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value.  An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value.  The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2.         GOING CONCERN AND MANAGEMENT’S PLAN

As reflected in the accompanying financial statements, the Company incurred net losses of approximately $28,771 for the years ended December 31, 2005, and 2004.  The Company has been dormant and inactive for the past few years.  The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing to pay off the judgments.  In November 2006, the Company was acquired by Red Reef Laboratories International, Inc. and their plan includes raising equity capital.  The Company is also in negotiations with the financial institutions to pay off their judgments.

NOTE 3.         PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of December 31, 2005, and 2004:

	2005	2004

Buildings	$154,863	$154,863
Land	219,502	219,502
Machinery and equipment	75,830	75,830

Subtotal	450,195	450,195
Accumulated depreciation	-	-
Total Property, Plant and Equipment	$450,195	$450,195

NOTES TO FINANCIAL STATEMENTS
OF ALTFUELS CORPORATION
December 31, 2005 and 2004

NOTE 4.         JUDGMENTS PAYABLE

The judgments, which are secured by the acquired land, buildings and machinery, consist of the following as of December 31, 2005, and 2004:

	2005	2004

Iberville Bank	$266,124	$246,204
Community Bank	115,297	106,506
Capital Bank	29,000	29,000
S/Savoie Inc.	10,000	10,000
Property tax due	1,063	1,063

Total Judgments Payable	$421,484	$392,773

The refinancing of these judgments is still under discussion and negotiations.

NOTE 5.         INCOME TAXES

At December 31, 2005, the Company had a net operating loss carryforward.  During 2006, there was a significant ownership change in the Company as defined in Section 382 of the Internal Revenue Code.  As a result of these changes, the Company’s ability to utilize net operating losses available before the ownership change is restricted to a percentage of the market value of the Company at the time of the ownership change.  Therefore, substantial net operating loss carryforwards will in all likelihood, be reduced or eliminated in future years due to the change in ownership.

NOTE 6.         SUBSEQUENT EVENTS

In November 2006, the Company’s assets were acquired and its liabilities were assumed by Red Reef Laboratories International Inc.

RED REEF LABORATORIES INTERNATIONAL, INC. AND ALTFUELS CORPORATION
Consolidated (Unaudited) Condensed Balance Sheet
As of June 30, 2007

	Red Reef
	Laboratories
ASSETS	International	Altfuels	(Unaudited)		(Unaudited)
	Inc.	Corporaton	Adjustments		Total
CURRENT ASSETS
Cash and Cash Equivalents	$4,566	$-	$-		$4,566
Inventories	4,009	-	-		4,009
TOTAL CURRENT ASSETS	8,575	-	-		8,575

PROPERTY AND EQUIPMENT
Property and Equipment	508,465	458,945	(458,945)	A	508,465
Accumulated Depreciation	(26,768)	(8,748)	8,748	A	(26,768)
Net Property and Equipment	481,697	450,197	(450,197)		481,697

OTHER ASSETS
Acquisition Deposit	50,000	-	-		50,000
Security Deposits	8,526	-	-		8,526
Net Other Assets	58,526	-	-		58,526

TOTAL ASSETS	$548,798	$450,197	$(450,197)		$548,798

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts Payable and Accrued Expenses	$101,524	$-	-		$101,524
Settlement Payable	35,000	-	-		35,000
Judgments Payable on Property and Equipment Acquired	400,195	400,197	(400,197)	A	400,195
TOTAL CURRENT LIABILITIES	536,719	400,197	(400,197)		536,719

LONG TERM LIABILITIES
Due to Stockholders	$67,092	50,000	(50,000)	A	$67,092
TOTAL LONG TERM LIABILITIES	67,092	50,000	(50,000)		67,092

STOCKHOLDERS' DEFICIT
Preferred Stock ($.001 par value, 10,000,000 authorized:
none issued and outstanding)	$-	-	-		$-
Common Stock ($.001 par value, 3,000,000,000 shares authorized:
856,272,286 shares issued and outstanding)	856,272.00	-	-		856,272
Additional Paid-in-Capital	3,074,575	-	-		3,074,575
Advances to Stockholders	(140,171)	-	-		(140,171)
Accumulated Deficit	(3,845,689)	-	-		(3,845,689)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(55,013)	-	-		(55,013)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$548,798	450,197	(450,197)		$548,798

See accompanying notes to (unaudited) pro forma financial statements.

RED REEF LABORATORIES INTERNATIONAL, INC. AND ALTFUELS CORPORATION
Consolidated (Unaudited) Condensed Pro Forma Statement of Operations
For the Nine Months Ended June 30, 2007

	Red Reef
	Laboratories		(Unaudited)	(Unaudited)
	International	Altfuels	ProForma	ProForma
	Inc.	Corporaton	Adjustments	Total
SALES AND COST OF SALES:
Product Sales	$5,908	$-	$-	$5,908
Services	4,297	-	-	4,297
License Agreements	440,695	-	-	440,695
Cost of Sales	(190)	-	-	(190)
Gross Profit	450,710	-	-	450,710

OPERATING EXPENSES:
Selling, general and administrative	1,023,599	8,748	-	1,032,347
	1,023,599	8,748	-	1,032,347

OPERATING LOSS	(572,889)	(8,748)	-	(581,637)

OTHER INCOME (EXPENSE):
Interest Income	8,564	-	-	8,564
Interest Expense	(3,994)	-	-	(3,994)
Other Expenses	(1,701)	-	-	(1,701)
Total Other Income (Expense)	2,869	-	-	2,869

LOSS BEFORE INCOME TAXES	(570,020)	(8,748)	-	(578,768)

INCOME TAXES	-	-	-	-

NET LOSS	$(570,020)	$(8,748)	$-	$(578,768)

Basic and Fully Diluted Net Loss per Common Share	$ **	$ **	$ **	$ **

** Less than $.01

RED REEF LABORATORIES INTERNATIONAL, INC. AND ALTFUELS CORPORATION
Consolidated (Unaudited) Condensed Pro Forma Statement of Operations
For the Year Ended September 30, 2006

	Red Reef
	Laboratories		(Unaudited)	(Unaudited)
	International	Altfuels	ProForma	ProForma
	Inc.	Corporaton	Adjustments	Total
SALES AND COST OF SALES:
Product Sales	$32,075	$-	$-	$32,075
Services	44,500	-	-	44,500
Cost of Sales	(1,216)	-	-	(1,216)
Gross Profit	75,359	-	-	75,359

OPERATING EXPENSES:
Selling, general and administrative	2,208,002	-	-	2,208,002
	2,208,002	-	-	2,208,002

OPERATING LOSS	(2,132,643)	-	-	(2,132,643)

LOSS BEFORE INCOME TAXES	(2,132,643)	-	-	(2,132,643)

INCOME TAXES	-	-	-	-

NET LOSS	$(2,132,643)	$-	$-	$(2,132,643)

Basic and Fully Diluted Net Loss per Common Share	$ **	$ **	$ **	$ **

** Less than $.01

RED REEF LABORATORIES INTERNATIONAL, INC. AND ALTFUELS CORPORATION
Adjustments to Consolidated (Unaudited) Condensed Pro Forma Statements
June, 2007

A = To eliminate duplication of fixed asset and judgment payable. Altfuels Corporation shows both of these amounts and Reed Reef Laboratories International, Inc. also includes these amounts in its balance sheet since the acquisition occurred prior to June 30, 2007.

B = We did not provide the footnote disclosures required by paragraphs 58(b-c) of SFAS 141 with our pro forma financial statements reflecting the acquisition of Altfuels because we do not believe that our pro forma results would materially differ from our historical results.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on October 1, 2002 (1)

3.2	Articles of amendment for name change filed January 10, 2005 (1)

3.3	Articles of amendment for change in capitalization filed February 15, 2006 (1)

3.4	Articles of amendment for change in capitalization filed April 5, 2006 (1)

3.5	Articles of amendment for change in capitalization filed December 6, 2006 (1)

3.6	By-Laws (1)

4.1	Form of stock certificate (1)

10.1	Professional Services Agreement with Greentree Financial Group, Inc., dated October 1, 2003 (1)

10.2	Consulting Agreement with Guoqiang Zhan & Ruishao Zhang, dated October 6, 2006 (1)

10.3	Consulting Agreement with MAC (Management Assistance Consultants) LLC, dated October 18, 2006 (1)

10.4	Consulting Agreement with Dynahealth, Ltd., dated December 20, 2006 (1)

10.5	Professional Services Agreement with I.R. International Consultants, Inc., dated January 12, 2007 (1)

10.6	Service Agreement with Mica Capital Partners LLC, dated March 27, 2007 (1)

10.7	Direct Marketing and Sales Agreement with Jennifer Fox and James V. Magrino, dated March 28, 2007 (1)

10.8	Consulting Agreement with Jackson and Jackson, dated April 12, 2007 (1)

10.9	Consulting agreement with Inavest, Inc., dated December 5, 2006 (1)

10.10	Joint Venture agreement JDM (1)

10.11	Operating Agreement of JDM Reef Capital Management, LLC for Joint Venture between JDM Capital Corporation and Red Reef Laboratories International, dated January 23, 2007 (2)

10.12	Licensing and Hold Harmless Agreement between Stepan Company and Red Reef Laboratories International, dated September 12, 2005 (2)

10.13	Exclusive Marketing and Distribution Rights Agreement with Benchmark China Ltd., dated October 23, 2006 (2)

10.14	Sale with Assumption of Judicial Mortgages between Altfuels Corporation and RR Louisiana Property, LLC, dated February 13, 2007 (2)

10.15	Bill of Sale By Altfuels Corporation To RR Louisiana Property, LLC, dated February 15, 2007 (2)

10.16	Agency Contract with Guangzhou Benchmark Consultant Services Limited, dated March 9, 2007 (2)

99.1	Section 850(1) of Chapter 607 of the Florida Statutes addressing indemnification (1)
(1) Incorporated by reference from the original Form 10-SB filed on May 23, 2007.
(2) Incorporated by reference from our amendment to Form 10-SB filed on August 3, 2007.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

RED REEF LABORATORIES INTERNATIONAL, INC.

Dated: October 16, 2007                                 By: /s/ Claus Wagner Bartak
                                                                              Claus Wagner Bartak
                                                                              Chairman and President